EASTGROUP
PROPERTIES
INC

04026836

P.E.
12-31-03

ARLS

EASTGROUP STRATEGY

Increasing shareholder value through targeted development, recycling of capital and internal growth.

Submarket driven investments where location sensitive tenants want to be.

Clustering of multi-tenant, business distribution properties around transportation features.

Diversification in Sunbelt growth markets.

Proven track record of providing attractive total returns to shareholders.



San Francisco
Denver
Fresno
Santa Barbara
Los Angeles
Phoenix
San Diego
Tucson
Memphis
El Paso
Dallas
Jackson
Jacksonville
New Orleans
Houston
Orlando
Tampa
Ft. Lauderdale/
Pompano
properties
development
corporate headquarters
regional offices

PORTFOLIO BY STATE (COST)
AS OF 2/29/04



Florida 28%
California 23%
Texas 22%
Arizona 11%
Other 16%

EastGroup Profile

EastGroup Properties, Inc. is a self-administered equity real estate investment trust focused on the development, acquisition and operation of industrial properties in major Sunbelt markets throughout the United States with a special emphasis in the states of California, Florida, Texas and Arizona. Its strategy for growth is based on its property portfolio orientation toward premier business distribution facilities clustered near major transportation features. EastGroup's portfolio currently includes 19.4 million square feet with an additional 604,000 square feet of properties under development.

The Company, which was organized in 1969, is a Maryland corporation and adopted its present name when the current management assumed control in 1983. The Company completed secondary common share underwritings in 1994 and 1997, direct placements of common shares in 1997 and 2003 (May and November), a perpetual preferred share underwriting in 1998 (redeemed in 2003), a direct placement of convertible preferred shares in 1998 (funded in 1998 and 1999 and converted to common shares in 2003) and a direct placement of perpetual preferred shares in 2003 (July). Four public REITs were merged into EastGroup—Eastover Corporation in 1994, LNH REIT, Inc. and Copley Properties, Inc. in 1996 and Meridian Point Realty Trust VIII in 1998.

EastGroup's common shares and Series D preferred shares are traded on the New York Stock Exchange under the symbols "EGP" and "EGP PrD," respectively.



oak creek distribution center, tampa, florida

Financial Highlights

		2003	2002	2001
Operations ($ in thousands, for year ended December 31)				
Revenues	$	108,441	105,793	105,045
Net income available to common stockholders	$	12,748	13,618	24,174
Funds from operations	$	47,145	49,918	52,871
Property Portfolio (at year end)				
Real estate properties, at cost	$	842,577	791,671	736,240
Total assets	$	729,267	703,737	684,062
Total debt	$	338,272	322,300	291,072
Stockholders' equity	$	366,945	356,485	370,710
Number of real estate properties		167	160	149
Square feet of real estate properties		19,259,000	18,592,000	17,656,000
Common Share Data				
Net income available to common stockholders per diluted share	$	.70	.84	1.51
Funds from operations per diluted share [1]	$	2.36	2.57	2.75
Dividends per share	$	1.90	1.88	1.80
Shares outstanding (in thousands at year end)		20,854	16,104	15,912
Share price (at year end)	$	32.38	25.50	23.07
(in thousands at year end)				
[1] Diluted shares for earnings per share		18,194	16,237	16,046
Convertible preferred stock		1,814	3,182	3,182
Diluted shares for funds from operations		20,008	19,419	19,228

ACCOMPLISHMENTS

Total return to shareholders was 35.8% for the year and an average of 18.6% annually for 10 years.

11th consecutive year of dividend growth with average annual increase of 5.9%.

Total market capitalization increased to over $1 billion and common equity capitalization to over $675 million.

Funds from Operations of $47.1 million or $2.36 per share.

Development properties of $34.1 million under construction or in lease-up.



Why Invest in a REIT?

REITs offer both individual and institutional investors the opportunity to participate in the ownership of a diversified portfolio of quality real estate, with the benefits of professional management and liquidity. Over time, REITs have a demonstrated track record of providing current income and long-term share appreciation with inflation protection for a broad range of investors.

David H. Hoster II, President and CEO


$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
EASTGROUP
NAREIT
S&P
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

TOTAL RETURN PERFORMANCE (Value of $10,000 Invested)


5325

letter to shareholders

The past year was one of significant accomplishments for EastGroup and its shareholders. Our achievements ranged from total shareholder return to property operations to a strengthened balance sheet. The goal of this letter is to review our 2003 activities and illustrate how well positioned we are to take maximum advantage of the potential opportunities to achieve increased operating earnings in 2004 and beyond.

EastGroup's business plan is simple, and it is working. We develop, own and operate multi-tenant, business distribution facilities for customers who are location sensitive. Our properties are designed for users primarily in the 5,000 to 50,000 square foot range and are clustered around transportation features in supply constrained submarkets.

SHAREHOLDER RETURN Value creation and consistency are key measures of a company's success. In 2003, EastGroup shareholders received a total return (dividends plus common share appreciation) of 35.8%. Our average annual total return over the past three years was 21.8%, 20.7% for five years and 18.6% for ten years. In addition, EastGroup's total return to shareholders has exceeded its industrial REIT peer group total return average in nine of the last ten years.

RESULTS Funds from operations (FFO) for 2003 was $47.1 million or $2.36 per share compared to $49.9 million or $2.57 per share in 2002. The decrease of $.21 per share was primarily the result of a number of nonrecurring factors—$.09 per share was due to the expensing of the original issue costs of the Series A Perpetual Preferred stock which was redeemed in 2003; $.07 per share was due to lower gains on the sale of securities during the year; and, $.02 per share was due to income from collection of a mortgage loan in 2002 that had been written off in a prior period. In addition, general overhead was higher by $.03 in 2003, and there was a $.01 difference due to the $25 million common stock offering in November and the timing on investing the proceeds.

Although our year-end occupancy level of 92% was not above the December 31, 2002 results, we achieved a higher occupancy average for the year. As a result, our same property operating results (properties

kyrene distribution center II, phoenix, arizona





kyrene distribution center I, phoenix, arizona



techway southwest II, houston, texas




EASTGROUP
PROPERTIES

techway southwest I, houston, texas

owned during both periods) turned positive in the third quarter with straight-lining of rents and positive in the fourth quarter on a cash basis. We hope to maintain this trend during 2004.


Ryder
Forward Air
expressway commerce center I, tampa, florida

FINANCIAL STRENGTH During last year, we took advantage of the attractive capital markets and improved an already strong balance sheet. We completed two direct placements of common stock in May and November for a total of $40 million and a direct placement of $33 million of 7.95% perpetual preferred (Series D) in July. All three offerings were primarily sold to institutional investors.

In July, we also redeemed all of our Series A 9.25% perpetual preferred stock totaling $43 million. We used the proceeds from the sale of Series D 7.95% perpetual preferred and a portion of the May common stock offering to accomplish this and, as a result, lowered our cost of capital.

In addition, during the year, the holder of our $70 million Series B convertible preferred stock converted its investment to 3.2 million common shares which were subsequently sold, increasing the market liquidity of our common stock.

On the debt side, we completed a $45.5 million nonrecourse first mortgage loan in August secured by ten properties. The ten-year loan has a fixed interest rate of 4.75% and a 25-year principal amortization schedule.

Our 2003 capital activities generated a number of positive results. EastGroup's outstanding common stock grew by 4.7 million shares, which, combined with a higher stock price, increased our total market capitalization to over $1 billion and a common equity capitalization of $675 million. In August, we received an investment grade issuer rating (BBB-) from Fitch Ratings.

At year-end, debt-to-total market capitalization was 32.3%, and floating rate bank debt was approximately 5% of total market capitalization. For 2003, our interest coverage ratio was 3.8 times, and the fixed charge coverage ratio was 3.2 times.

It should be noted that EastGroup's level of leverage is well below those traditionally seen with real estate investments and below the average leverage of 43% for all equity REITs. EastGroup also has no off-balance sheet debt.

We currently have a $175 million unsecured revolving credit facility with a group of ten banks. This line, which had $51 million drawn at year-end, is primarily used to fund our development program and property acquisitions. As market conditions permit, we employ fixed-rate, nonrecourse first mortgage debt to replace the short-term bank borrowings. We deal directly with a number of major insurance company lenders, which keeps loan costs down and also expedites the transaction process.

During 2004, we plan to obtain $25-30 million of additional fixed rate debt, using the proceeds to reduce variable rate bank line balances. Based on current interest rates, this will, as in past years, be detrimental to earnings in the short-run but should enhance balance sheet stability and flexibility over the longer term.



eastgroup properties

Property	Location	Size		Percentage Leased 2/29/2004	Year Acquired	Cost Before Depreciation 12/31/2003
FLORIDA						
Jacksonville						
Deerwood Distribution Center	Jacksonville, FL	126,000 SF		100%	1989/93	$ 4,178,000
Phillips Distribution Center (3)	Jacksonville, FL	161,000 SF		98%	1994/95	6,645,000
Lake Pointe Business Park (9)	Jacksonville, FL	376,000 SF		97%	1994	12,805,000
Ellis Distribution Center (2)	Jacksonville, FL	337,000 SF		100%	1997	8,524,000
Westside Distribution Center (4)	Jacksonville, FL	537,000 SF		100%	1997	16,822,000
Beach Commerce Center	Jacksonville, FL	46,000 SF	1,583,000	100%	2001	2,817,000
Orlando						
Chancellor Center	Orlando, FL	51,000 SF		100%	1998	2,060,000
Exchange Distribution Center I, II & III (3)	Orlando, FL	201,000 SF		100%	1994/02	6,550,000
Sunbelt Distribution Center I, II & III (6)	Orlando, FL	300,000 SF		100%	1989/99	10,258,000
John Young Commerce Center I & II (2)	Orlando, FL	98,000 SF		100%	1999/00	7,110,000
Altamonte Commerce Center I & II (8)	Orlando, FL	186,000 SF		91%	1999/03	8,269,000
Sunport Center I, II & III (3)	Orlando, FL	182,000 SF	1,018,000	93%	2001/02	11,417,000
Tampa						
56th Street Commerce Park (7)	Tampa, FL	181,000 SF		92%	1993/97	6,265,000
JetPort Commerce Park (11)	Tampa, FL	285,000 SF		95%	93/94/95/99	10,216,000
Westport Commerce Center (3)	Tampa, FL	140,000 SF		97%	1994	6,509,000
Benjamin Distribution Center I, II & III (3)	Tampa, FL	123,000 SF		96%	1998/99	6,967,000
Palm River Center I & II (2)	Tampa, FL	144,000 SF		89%	1998	6,408,000
Palm River North I, II & III (3)	Tampa, FL	212,000 SF		100%	2000/01	12,181,000
Walden Distribution Center I & II (2)	Tampa, FL	212,000 SF		96%	1999/02	8,227,000
Premier Distribution Center	Tampa, FL	222,000 SF		100%	1999	7,373,000
Airport Commerce Center (2)	Tampa, FL	108,000 SF		81%	1999	5,752,000
Westlake Distribution Center I & II (2)	Tampa, FL	140,000 SF		96%	2000/01	9,242,000
Expressway Commerce Center II	Tampa, FL	72,000 SF		100%	2003	4,260,000
Oak Creek Distribution Center	Tampa, FL	127,000 SF	1,966,000	100%	2003	4,262,000
Fort Lauderdale/Pompano Beach area						
Linpro Commerce Center (3)	Fort Lauderdale, FL	99,000 SF		84%	1996	3,771,000
Cypress Creek Business Park (2)	Fort Lauderdale, FL	56,000 SF		82%	1997	3,240,000
Lockhart Distribution Center (3)	Fort Lauderdale, FL	118,000 SF		91%	1997	4,565,000
Interstate Commerce Center	Fort Lauderdale, FL	85,000 SF		100%	1998	3,451,000
Sample 95 Business Park I & II (5)	Pompano Beach, FL	227,000 SF		100%	1996/00	12,389,000
Blue Heron Distribution Center (2)	West Palm Beach, FL	110,000 SF	695,000	100%	1999	5,426,000
		5,262,000 SF	5,262,000			217,959,000
CALIFORNIA						
San Francisco area						
Wiegman Associates (4)	Hayward, CA	262,000 SF		100%	1996	11,855,000
Huntwood Associates (7)	Hayward, CA	514,000 SF		85%	1996	19,552,000
San Clemente Distribution Center	Hayward, CA	81,000 SF		100%	1997	2,897,000
Yosemite Distribution Center (2)	Milpitas, CA	102,000 SF	959,000	0%	1999	7,432,000
Los Angeles area						
Kingsview Industrial Center	Carson, CA	83,000 SF		100%	1996	3,217,000
Dominguez Distribution Center	Carson, CA	262,000 SF		100%	1996	11,153,000
Main Street Distribution Center	Carson, CA	106,000 SF		100%	2000	5,855,000
Walnut Business Center (2)	Fullerton, CA	234,000 SF		100%	1996	8,362,000
Washington Distribution Center	Santa Fe Springs, CA	141,000 SF		37%	1997	6,807,000
Ethan Allen Distribution Center	Chino, CA	300,000 SF		100%	1998	12,813,000
Industry Distribution Center	City of Industry, CA	572,000 SF		100%	1998	23,336,000
Chestnut Business Center	City of Industry, CA	75,000 SF	1,773,000	100%	2000	5,169,000
Santa Barbara						
University Business Center (4)*	Santa Barbara, CA	230,000 SF	230,000	100%	1996	29,335,000
Fresno						
Shaw Commerce Center (5)	Fresno, CA	398,000 SF	398,000	95%	1998	14,701,000
San Diego						
Eastlake Distribution Center	San Diego, CA	191,000 SF	191,000	81%	1997	10,334,000
		3,551,000 SF	3,551,000			172,818,000
TEXAS						
Dallas						
Interstate Warehouses (3)	Dallas, TX	325,000 SF		90%	1988/00	11,043,000
Venture Warehouses (2)	Dallas, TX	209,000 SF		100%	1988	6,237,000
Stemmons Circle (3)	Dallas, TX	99,000 SF		100%	1998	2,558,000
Ambassador Row Warehouses (3)	Dallas, TX	317,000 SF		100%	1998	7,042,000
Viscount Row Distribution Center	Dallas, TX	104,000 SF		100%	1998	2,494,000
North Stemmons I & II (2)	Dallas, TX	149,000 SF		100%	2001/02	4,955,000
Shady Trail Distribution Center	Dallas, TX	118,000 SF	1,321,000	50%	2003	4,274,000

*EGP owns 80% of this property. ( ) Represents number of buildings.

Property	Location	Size		Percentage Leased 2/29/2004	Year Acquired	Cost Before Depreciation 12/31/2003
Houston						
Northwest Point Business Park (4)	Houston, TX	232,000 SF		100%	1994	8,506,000
Lockwood Distribution Center (3)	Houston, TX	392,000 SF		100%	1997	6,979,000
West Loop Distribution Center I & II (2)	Houston, TX	160,000 SF		92%	1997/00	6,234,000
World Houston International Business Center (14)	Houston, TX	1,137,000 SF		98%	1998-03	52,108,000
America Plaza	Houston, TX	121,000 SF		70%	1998	5,354,000
Central Green Distribution Center	Houston, TX	84,000 SF		100%	1999	4,610,000
Glenmont Business Park I & II (2)	Houston, TX	212,000 SF		100%	2000/01	8,067,000
Techway Southwest I	Houston, TX	126,000 SF		79%	2002	5,604,000
Freeport Tech Center	Houston, TX	188,000 SF	2,652,000	100%	2002	6,681,000
El Paso						
Butterfield Trail (9)	El Paso, TX	750,000 SF		94%	1997/00	24,547,000
Rojas Commerce Park (3)	El Paso, TX	172,000 SF		91%	1999	5,920,000
Americas 10 Business Center	El Paso, TX	98,000 SF	1,020,000	100%	2003	3,312,000
		4,993,000 SF	4,993,000			176,525,000
ARIZONA						
Phoenix area						
Broadway Industrial Park I-VI (6)	Tempe, AZ	315,000 SF		88%	1996-02	14,370,000
Kyrene Distribution Center I & II (2)	Tempe, AZ	130,000 SF		100%	1999/02	6,551,000
Metro Business Park (5)	Phoenix, AZ	189,000 SF		85%	1996	10,512,000
35th Avenue Distribution Center (2)	Phoenix, AZ	124,000 SF		100%	1997	2,889,000
Estrella Distribution Center	Phoenix, AZ	174,000 SF		100%	1998	5,465,000
51st Avenue Distribution Center	Phoenix, AZ	79,000 SF		100%	1998	2,597,000
East University Distribution Center I & II (2)	Phoenix, AZ	145,000 SF		100%	1998	5,707,000
55th Avenue Distribution Center	Phoenix, AZ	131,000 SF		100%	1998	4,932,000
Interstate Commons Distribution Center I & II (3)	Phoenix, AZ	195,000 SF		100%	1999/01	7,603,000
Southpark Distribution Center	Chandler, AZ	70,000 SF		100%	2001	4,227,000
Airport Commons Distribution Center	Phoenix, AZ	63,000 SF	1,615,000	65%	2003	2,519,000
Tucson						
Chamberlain Distribution Center	Tucson, AZ	154,000 SF		100%	1997/03	5,617,000
Airport Distribution Center	Tucson, AZ	162,000 SF		100%	1998	5,783,000
Southpointe Distribution Center	Tucson, AZ	206,000 SF	522,000	100%	1999	5,736,000
		2,137,000 SF	2,137,000			84,508,000
TENNESSEE						
Memphis						
Senator Street Distribution Center I & II (4)	Memphis, TN	185,000 SF		64%	1997/98	5,390,000
Air Park Distribution Center	Memphis, TN	92,000 SF		65%	1998	2,341,000
Lamar Distribution Center I & II (2)	Memphis, TN	276,000 SF		80%	1998	7,058,000
Delp Distribution Center I, II & III (3)	Memphis, TN	274,000 SF		56%	1998	5,691,000
Penney Distribution Center	Memphis, TN	106,000 SF		100%	1998	2,433,000
Getwell Distribution Center	Memphis, TN	26,000 SF		100%	1998	863,000
Southeast Crossing (3)	Memphis, TN	348,000 SF		77%	1999	13,363,000
		1,307,000 SF	1,307,000			37,139,000
LOUISIANA						
New Orleans						
Elmwood Business Park (5)	New Orleans, LA	262,000 SF		98%	1997	11,112,000
Riverbend Business Park (3)	New Orleans, LA	591,000 SF		100%	1997	21,501,000
		853,000 SF	853,000			32,613,000
COLORADO						
Denver						
Rampart Distribution Center I, II & III (4)	Denver, CO	274,000 SF	274,000	91%	1989/98/00	15,503,000
OKLAHOMA						
Oklahoma City						
Northpointe Commerce Center	Oklahoma City, OK	58,000 SF	58,000	58%	1998	3,892,000
Tulsa						
Braniff Park West (2)	Tulsa, OK	259,000 SF	259,000	94%	1996	6,856,000
		317,000 SF	317,000			10,748,000
MISSISSIPPI						
Interchange Business Park (3)	Jackson, MS	127,000 SF		64%	1997	6,109,000
Tower Automotive	Madison, MS	210,000 SF		100%	2002	11,154,000
Metro Airport Commerce Center	Jackson, MS	32,000 SF		56%	2003	1,858,000
		369,000 SF	369,000			19,121,000
MICHIGAN						
Auburn Facility	Auburn Hills, MI	114,000 SF	114,000	100%	1998	16,283,000
OTHER PROPERTIES						
LA Corporate Center	Los Angeles, CA	77,000 SF	77,000	100%	1996	7,948,000
TOTAL		19,254,000 SF				$ 791,165,000

DEVELOPMENT Our development program has been and will continue to be a major contributor to FFO. In addition, development provides us the opportunity to add new, state-of-the-art properties to existing clusters of assets in targeted submarkets at a time when it is difficult to acquire quality distribution properties on acceptable economics.

Over the past seven years, EastGroup has developed 47 properties and three expansions with 4.1 million total square feet and a total investment of over $200 million including properties currently in lease-up or under construction. All of these development assets have been held for investment.

EastGroup is an "infill" site developer. We only initiate speculative development in submarkets where we already have a successful presence. These submarkets are supply constrained due to limited land for new industrial development or have cost or zoning barriers. Our properties target customers in the 5,000 to 50,000 square foot range.

Although investment yields on new developments have continued to decline over the past 24 months due to a variety of market conditions, we are still achieving risk appropriate rates of return higher than could be obtained on acquisitions of similar quality and location.

For the year, we transferred three development properties and an expansion to the portfolio totaling 241,000 square feet with an investment of $10.2 million. They are currently 85% leased and located in Houston, El Paso, Tucson and Jackson, Mississippi.

At year-end, our development pipeline consisted of eight properties with 604,000 square feet and a total projected cost of $34.1 million. They are geographically diversified in three states and five different cities—Orlando, Tampa, Fort Lauderdale, Houston and Chandler (Phoenix), Arizona.

In 2003, our total investment in our development program was $22.2 million. This represents a reduction from the 2002 total of $35.6 million and is about one-half of our stated goal of $40-50 million of new development each year.

10.24.03



11.11.03



11.12.03



12.08.03



World Houston 17 is a 66,000 square foot build-to-suit development for Devon Energy.



world houston 20, houston, texas

Current Portfolio

Building	Square Feet
[illegible]	84,000
[illegible]	74,000
3	62,000
4	58,000
[illegible]	51,000
6	69,000
7	91,000
8	75,000
[illegible]	155,000
10	102,000
[illegible]	120,000
[illegible]	59,000
[illegible]	51,000
[illegible]	77,000
total	[illegible]

Lease-up and Under Construction

Building	Square Feet
[illegible]	66,000
[illegible]	66,000
[illegible]	62,000
total	194,000

Land held for future development

WORLD HOUSTON
INTERNATIONAL BUSINESS CENTER


01.05.04


01.22.04


02.05.04


03.01.04

Construction commenced in October 2003 and was completed in March 2004.



DIVIDEND GROWTH


Dividend paid for the year
Percentage increase year to year
$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$1.01
$1.03
$1.16
$1.23
$1.28
$1.34
$1.40
$1.48
$1.58
$1.80
$1.88
$1.90
2.0%
12.6%
6.0%
4.1%
4.7%
4.5%
5.7%
6.8%
13.9%
4.4%
1.1%
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003



sunport distribution center IV, orlando, florida

In 2003, we acquired 9.9 acres at World Houston and 72 acres in Orlando for new development, increasing our investment in land by $6 million. We sold 2.6 acres in Orlando and placed 19.6 acres into development which reduced our land inventory by 22.2 acres and $3.9 million. At year-end, our inventory of land for development was approximately 188 acres. We estimate that this total will support approximately 2.3 million square feet of new industrial development.

We are especially pleased with our 72-acre land acquisition in Orlando which is in the planning stages to become SouthRidge Commerce Park. This proposed development is strategically located at the intersection of the Beeline Expressway and John Young Parkway in south central Orlando and is projected to eventually contain ten buildings with a total of 760,000 square feet of industrial space. Construction of the first two buildings is presently scheduled to begin in the second quarter of this year.



Looking at 2004, we have identified approximately $34 million of development opportunities. The timing of these potential development starts will depend on specific submarket conditions and will primarily contribute to 2005 FFO due to the timing of construction and lease-up. Other than our new SouthRidge Commerce Park development in Orlando, all of our projected building starts represent additional phases of existing developments in Tampa, Fort Lauderdale, Orlando and Houston.



expressway commerce center II, tampa, florida

In the past, we have developed a number of build-to-suit, pre-leased facilities for customers and currently have a build-to-suit project under construction at our World Houston International Business Center. As the economy recovers, we see build-to-suits as an area of additional opportunity given the attractive available sites in our Sunport, SouthRidge and World Houston developments.

CAPITAL RECYCLING Recycling of capital through asset sales and the redeployment of the proceeds in acquisitions and development continues to be an important part of our strategy. This process allows us to upgrade the quality, location and upside potential of our assets.

We have been a less active recycler than we would have liked over the past several years, but we expect the volume of purchase and sale transactions to increase in the future. The reduced sales activity has been the direct result of a combination of the vacancy experienced in a number of our assets identified for sale and the lack of desirable acquisition opportunities in our targeted submarkets for the reinvestment of sales proceeds on an attractive basis.

EastGroup's acquisitions tend to be single property transactions under $6 million that are not widely marketed resulting in a less competitive bidding process. In addition, most are value-add type opportunities with one or more characteristics that reduce their attractiveness to the standard industrial property purchaser—existing or anticipated vacancy, need for extensive capital investment or the required assumption of an existing mortgage.

We acquired five properties during 2003 and a sixth in January 2004 which had been scheduled to close before year end. These six contain a total of 542,000 square feet and represent an investment of approximately $25.9 million. They are located in Phoenix, Dallas, Orlando, West Palm Beach and two different submarkets of Tampa.

All of the six properties increase our clusters of assets in targeted submarkets, and two are literally adjacent to existing EastGroup buildings. Three of the six are opportunistic investments which had at least 50% vacancy at closing, and, as a result, we believe that we will ultimately achieve approximately 25 to 125 basis point higher stabilized yields for taking on leasing risk in submarkets in which we have extensive operating experience.

When evaluating potential acquisitions, we ask ourselves whether we can add value to the proposed asset with fresh capital and leasing expertise or if that asset will simply add value to EastGroup through increasing an existing cluster of assets or, ideally, if both objectives can be achieved. We believe that five of our six recent acquisitions met both goals.

Sales in 2003 totaled only $900,000—a small warehouse in Memphis and a parcel of land in Orlando. Over time, we plan to reduce our level of investment in Memphis and exit both Oklahoma City and



airport commerce center, tampa, florida





Tulsa and recycle this capital as market conditions permit.

The acquisition of quality, business distribution type assets that meet our criteria has become increasingly difficult. Industrial property investors tend to be longer-term owners resulting in less turnover of properties as compared to other property types. In addition, the historic stability of warehouse investments has drawn increased investor interest over the past several years creating greater demand than supply of industrial investment opportunities. Consequently, prices are up and yields down for institutional quality industrial assets. This difficult acquisition environment makes our development program all the more important for us.

DIVIDENDS In December, EastGroup paid its 96th consecutive quarterly common stock dividend to shareholders. The total 2003 dividend of $1.90 per share represented a 1.1% increase over the dividend per share in 2002, and 2003 was our eleventh consecutive year of dividend growth. During this period, dividends have increased an average of 5.9% per year.

In 2003, our dividend payout ratio of funds from operations was 81% which represented an increase from last year's level of 73% due to our decrease in FFO for the past year. With an anticipated growth in FFO in 2004, we expect to achieve a decline in our payout ratio for this year.

GENERAL In 2003, we established Houston as our third regional office to better take advantage of the development and acquisition opportunities in what has become the city with our greatest investment. We also increased the management team in our Orlando regional office to reflect EastGroup's growth in our four Florida markets.

THE FUTURE With the major accomplishments of 2003, we believe EastGroup is well situated to not only benefit from, but be out front in taking advantage of an improving economy. Our balance sheet is strong and flexible, and we have an experienced and proven management team. Most importantly, our strategy is working.

DAVID H. HOSTER II
President and CEO
March 1, 2004

tampa international airport submarket
tampa, florida



shady trail distribution center, dallas, texas



AVERAGE TOTAL
RETURN PERFORMANCE


40%
35%
30%
25%
20%
15%
10%
5%
0%
35.8%
21.8%
20.7%
18.6%
1 year
3 years
5 years
10 years

financials

OVERVIEW

EastGroup's goal is to maximize shareholder value by being a leading provider of functional, flexible, and quality business distribution space for location sensitive tenants primarily in the 5,000 to 50,000 square foot range. The Company develops, owns and operates distribution facilities, the majority of which are clustered around major transportation features in supply constrained submarkets in major Sunbelt markets. The Company's core markets are primarily in the states of California, Florida, Texas and Arizona.

The Company primarily generates its revenues by leasing space at its real estate properties. As such, EastGroup's greatest challenge is leasing space at competitive market rates. The Company's primary risks are lease expirations and rental decreases resulting from deteriorating market conditions. During 2003, leases on 24.0% of EastGroup's portfolio square footage expired, and the Company was successful in renewing or re-leasing 70% of that total. In addition, EastGroup leased 1.5 million square feet of space that was vacant at December 31, 2002. EastGroup's total leased percentage increased to 94.0% at December 31, 2003 from 93.2% in the prior year. Due to sluggishness in the economy, the Company experienced average rental decreases of 4.0% for 2003. The expiring leases for 2004 were 14.5% of the portfolio at December 31, 2003. Since the end of 2003, the Company has experienced positive leasing activity and reduced this percentage to 10.9% as of March 10, 2004.

The Company generates new revenues through its acquisition and development programs. During 2003, the Company purchased five properties and transferred three properties and one expansion from development. For 2004, the Company has projected $10 million in new acquisitions and has identified approximately $34 million of development opportunities.

EastGroup continues to see targeted development as a major contributor to the Company's growth. The Company mitigates risks associated with development by maintaining a Board approved maximum level of land held for development and adjusting development start dates according to leasing activity.

The Company primarily funds its acquisition and development programs through a $175 million line of credit (as discussed in Liquidity and Capital Resources below). As market conditions permit, EastGroup issues equity, including preferred equity, and/or employs fixed-rate, nonrecourse first mortgage debt to replace the short-term bank borrowings. The Company has no off-balance sheet arrangements.

During 2003, the Company took advantage of the attractive capital markets and strengthened its balance sheet with two direct placements of common stock, a direct placement of perpetual preferred stock and the closing of a nonrecourse first mortgage. EastGroup used the proceeds from the sale of the 7.95% Series D preferred offering and a portion of a common stock offering to redeem all of the Company's 9.00% Series A preferred, resulting in a lower cost of capital. During 2004, the Company plans to obtain $25-30 million of additional fixed rate debt, using the proceeds to reduce variable rate bank line balances.

The Company's chief decision makers use two primary measures of operating results in making decisions, such as allocating resources: property net operating income (PNOI), defined as income from real estate operations less property operating expenses (before interest expense and depreciation and amortization), and funds from operations (FFO), defined as net income (loss) (computed in accordance with accounting principles generally accepted in the United States of America (GAAP)), excluding gains or losses from sales of depreciable real estate property, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. The Company continues to calculate FFO based on the National Association of Real Estate Investment Trust's (NAREIT's) definition, which excludes gains on depreciable real estate. See Note 11 in the Notes to the Consolidated Financial Statements for reconciliations of PNOI and FFO Available to Common Stockholders to Net Income.

PNOI is a supplemental industry reporting measurement used to evaluate the performance of the Company's real estate investments. The Company believes that the exclusion of depreciation and amortization in the industry's calculation of PNOI provides a supplemental indicator of the properties' performance since real estate values have historically risen or fallen with market conditions. PNOI as calculated by the Company may not be comparable to similarly titled but differently calculated measures for other REITs.

The major factors that influence PNOI are occupancy levels, acquisitions and sales, development properties that achieve stabilized operations, rental rate increases or decreases, and the recoverability of operating expenses. The Company's success depends largely upon its ability to lease warehouse space and to recover from tenants the operating costs associated with those leases. Real estate income is comprised of rental income including straight-line rent adjustments, pass-through income and other real estate income including termination fees. Property operating expenses are comprised of insurance, property taxes, repair and maintenance expenses, management fees and other operating costs. Generally, the Company's most significant operating expenses are insurance and property taxes. Tenant leases may be net leases in which the total operating expenses are recoverable, modified gross leases in which some of the operating expenses are recoverable, or gross leases in which no expenses are recoverable (gross leases represent only a small portion of the Company's total leases). Increases in property operating expenses are fully recoverable under net leases and recoverable to a high degree under modified gross leases. Modified gross leases often include base year amounts and expense increases over these amounts are recoverable. The Company's exposure to property operating expenses is primarily due to vacancies and leases for occupied space that limit the amount of expenses that can be recoverable.

The Company believes FFO is an appropriate measure of performance for equity real estate investment trusts. The Company believes that excluding depreciation and amortization in the calculation of FFO is appropriate since real estate values have historically increased or decreased based on market conditions. FFO is not considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to provide for the Company's cash needs, including its ability to make distributions. The Company's key drivers affecting FFO are changes in PNOI (as discussed above) and interest rates, and the amount of leverage the Company employs.

The Company analyzes the following performance trends in evaluating the progress of the Company:

- The FFO change represents the increase or decrease in FFO from the same quarter this year compared to last year. The change was negative (FFO decreased) for the last seven quarters ended December 31, 2003. The fourth quarter of 2003 showed a decrease of 3.1%. The Company is budgeting an increase for 2004, primarily due to acquisitions and developments.
- Same property NOI change represents the PNOI increase or decrease for operating properties owned during the entire current period and prior year reporting period. The change was negative for the last seven quarters ended June 30, 2003, caused by decreasing rental rates and occupancy. The third and fourth quarters of 2003 showed small increases and the Company is budgeting a small increase for 2004.
- Occupancy is the percentage of total leasable square footage for which the lease term has commenced as of the close of the reporting period. For the last seven quarters ended December 31, 2003, occupancy has been in the range of 90% to 92%. For 2004, occupancy is budgeted to be in a range of 89% to 91%.
- Rental rate change represents the rental rate increase or decrease on new leases compared to expiring leases on the same space. Rental rates decreased on expiring leases in the last five quarters ended December 31, 2003. The Company is budgeting a decrease in rental rates for 2004.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's management considers the following accounting policies and estimates to be critical to the reported operations of the Company.

Real Estate Properties

In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," the Company allocates the purchase price of acquired properties to net tangible and identified intangible assets based on their respective fair values. The allocation to tangible assets (land, building and improvements) is based upon management's determination of the value of the property as if it were vacant using discounted cash flow models. Factors considered by management include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. The remaining purchase price is allocated among three categories of intangible assets consisting of the above or below market component of in-place leases, the value of in-place leases and the value of customer relationships. The value allocable to the above or below market component of an acquired in-place lease is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term, and (ii) management's estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to favorable and unfavorable in-place leases are included in Other Assets and Other Liabilities, respectively, on the consolidated balance sheet and are amortized to rental income over the remaining terms of the respective leases. The total amount of intangible assets is further allocated to in-place lease values and to customer relationship values based upon management's assessment of their respective values. These intangible assets are included in Other Assets on the consolidated balance sheet and are amortized over the remaining term of the existing lease, or the anticipated life of the customer relationship, as applicable.

During the industrial development stage, costs associated with development (i.e., land, construction costs, interest expense during construction and lease-up, property taxes and other direct and indirect costs associated with development) are aggregated into the total capitalization of the property. Included in these costs are management's estimates for the portions of internal costs (primarily personnel costs) that are deemed directly or indirectly related to such development activities. Because the estimation of capitalizable internal costs requires management's judgment, the Company believes internal cost capitalization is a critical accounting estimate.

The Company reviews its real estate investments for impairment of value whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any real estate investment is considered permanently impaired, a loss is recorded to reduce the carrying value of the property to its estimated fair value. Real estate assets to be sold are reported at the lower of the carrying amount or fair value less selling costs. The evaluation of real estate investments involves many subjective assumptions dependent upon future economic events that affect the ultimate value of the property. Currently, the Company's management is not aware of any impairment issues nor has it experienced any significant impairment issues in recent years. In the event of an impairment, the property's basis would be reduced and the impairment would be recognized as a current period charge in the income statement.

Valuation of Receivables

The Company is subject to tenant defaults and bankruptcies that could affect the collection of outstanding receivables. In order to mitigate these risks, the Company performs credit reviews and analyses on prospective tenants before significant leases are executed. The Company quarterly evaluates outstanding receivables and estimates the allowance for uncollectible accounts. Management specifically analyzes aged receivables, customer credit-worthiness, historical bad debts and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. The Company believes that its allowance for uncollectible accounts is adequate for its outstanding receivables at December 31, 2003 and 2002. In the event that the allowance for uncollectible accounts is insufficient for an account that is subsequently written off, additional bad debt would be recognized as a current period charge in the income statement.

Tax Status

EastGroup, a Maryland corporation, has qualified as a real estate investment trust under Sections 856-860 of the Internal Revenue Code and intends to continue to qualify as such. To maintain its status as a REIT, the Company is required to distribute 90% of its ordinary taxable income to its stockholders. The Company has the option of (i) reinvesting the sales price of properties sold through tax-deferred exchanges, allowing for a deferral of capital gains on the sale, (ii) paying out capital gains to the stockholders with no tax to the Company, or (iii) treating the capital gains as having been distributed to the stockholders, paying the tax on the gain deemed distributed and allocating the tax paid as a credit to the stockholders. The Company distributed all of its 2003, 2002 and 2001 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary.

FINANCIAL CONDITION

EastGroup's assets were $729,267,000 at December 31, 2003, an increase of $25,530,000 from December 31, 2002. Liabilities increased $15,025,000 to $360,518,000 and stockholders' equity increased $10,460,000 to $366,945,000 during the same period. Book value per common share increased from $15.11 at December 31, 2002 to $16.01 at December 31, 2003. The paragraphs that follow explain these changes in detail.

ASSETS

Real Estate Properties

Real estate properties increased $40,587,000 during the year ended December 31, 2003. This increase was due to the purchase of five properties, all located in the Company's core markets, for a total of $18,639,000, as detailed below; the transfer of three properties, one expansion and two parcels of land from development with total costs of $10,171,000; capital improvements of $10,929,000 and improvements of $1,748,000 on development properties transferred to real estate properties in the 12-month period following transfer. These increases were offset by the transfer of one property and one parcel of land to real estate held for sale with costs of $784,000 and the write-off of tenant improvements of $116,000.

Real Estate Properties Acquired in 2003	*Location*	*Size*	*Date Acquired*	*Cost* (1)
		(Square feet)		*(In thousands)*
Altamonte Commerce Center II	Orlando, FL	62,000	05-20-03	$ 3,363
Airport Commons Distribution Center	Phoenix, AZ	63,000	05-28-03	2,510
Shady Trail Distribution Center	Dallas, TX	118,000	09-16-03	4,256
Expressway Commerce Center II	Tampa, FL	72,000	10-17-03	4,260
Oak Creek Distribution Center	Tampa, FL	127,000	11-12-03	4,250
Total Acquisitions				$ 18,639

(1) Total cost of the properties acquired was $20,512,000, of which $18,639,000 was allocated to real estate properties as indicated above. In accordance with SFAS No. 141, "Business Combinations," intangibles associated with the purchases of real estate were allocated as follows: $1,571,000 to in-place lease intangibles, $342,000 to customer relationship intangibles and $84,000 to favorable in-place leases (all included in Other Assets on the balance sheet); $124,000 to unfavorable in-place leases (included in Other Liabilities on the balance sheet). All of these costs will be amortized over the remaining lives of the associated leases in place at the time of acquisition except for the customer relationship intangibles, which will be amortized over the expected useful lives of the related intangibles. The Company paid cash of $19,034,000 for the properties and intangibles acquired and assumed a mortgage of $1,478,000, which was repaid in 2003.

Development

EastGroup's development program continues to be a major contributor to the Company's growth. Development increased $10,319,000 during the year ended December 31, 2003. This increase was due to development costs of $20,490,000 on existing and completed development properties exceeding decreases due to the transfer of three development properties and one expansion with total costs of $9,537,000 and the transfer of two parcels of land with total costs of $634,000 to real estate properties.

Increases in development during 2003 included a 72-acre land acquisition in Orlando, which is in the planning stages to become SouthRidge Commerce Park. This proposed development is strategically located at the intersection of the Beeline Expressway and John Young Parkway in south central Orlando and is projected to eventually contain ten buildings with a total of 760,000 square feet of industrial space. Construction of the first two buildings is presently scheduled to begin in the second quarter of 2004.

The Company has identified approximately $34 million of development opportunities for 2004. The timing of these potential development starts will depend on specific submarket conditions. Other than the new SouthRidge Commerce Park development in Orlando, all of the projected building starts represent additional phases of existing developments in Tampa, Fort Lauderdale, Orlando and Houston.

Total capital investment for development for the year ended December 31, 2003 was $22,238,000. In addition to the costs incurred for the year ended December 31, 2003 as detailed in the table below, development costs included $1,748,000 for improvements on properties transferred to real estate properties during the 12-month period following transfer. These costs are included in *Real Estate Properties* on the balance sheet.

		Costs Incurred		
	Size	For the Year Ended 12/31/03	Cumulative as of 12/31/03	Estimated Total Costs (1)
	(Square feet)		(In thousands)	
LEASE-UP				
World Houston 19, Houston, TX	66,000	$ 542	2,523	3,100
World Houston 20, Houston, TX	62,000	264	2,222	2,800
Executive Airport CC I & III, Fort Lauderdale, FL	85,000	1,200	5,951	6,400
Expressway Commerce Center, Tampa, FL	103,000	2,536	6,157	6,400
Sunport Center IV, Orlando, FL	63,000	2,056	3,082	3,400
Techway Southwest II, Houston, TX	94,000	3,116	4,085	4,800
Total Lease-up	473,000	9,714	24,020	26,900
UNDER CONSTRUCTION				
Santan 10, Chandler, AZ	65,000	2,612	2,612	3,800
World Houston 17, Houston, TX	66,000	1,465	1,465	3,400
Total Under Construction	131,000	4,077	4,077	7,200
PROSPECTIVE DEVELOPMENT (PRINCIPALLY LAND)				
Phoenix, AZ(2)	40,000	(1,002)	374	2,000
Tucson, AZ	70,000	–	326	3,500
Tampa, FL	140,000	125	1,953	7,700
Orlando, FL	892,000	5,826	7,711	49,600
Fort Lauderdale, FL	55,000	243	1,846	3,800
El Paso, TX	251,000	220	2,444	7,600
Houston, TX	792,000	1,150	6,722	38,500
Jackson, MS	32,000	33	564	1,900
Total Prospective Development	2,272,000	6,595	21,940	114,600
	2,876,000	$ 20,386	50,037	148,700
COMPLETED DEVELOPMENT AND TRANSFERRED TO REAL ESTATE PROPERTIES DURING THE YEAR ENDED DECEMBER 31, 2003				
Metro Airport Commerce Center I, Jackson, MS	32,000	$ 55	1,782	
World Houston 14, Houston, TX	77,000	32	3,106	
Americas 10 Business Center I, El Paso, TX	98,000	17	3,304	
Chamberlain Expansion, Tucson, AZ	34,000	–	1,345	
Total Transferred to Real Estate Properties	241,000	$ 104	9,537	

(1) The information provided above includes forward-looking data based on current construction schedules, the status of lease negotiations with potential tenants and other relevant factors currently available to the Company. There can be no assurance that any of these factors will not change or that any change will not affect the accuracy of such forward-looking data. Among the factors that could affect the accuracy of the forward-looking statements are weather or other natural occurrence, default or other failure of performance by contractors, increases in the price of construction materials or the unavailability of such materials, failure to obtain necessary permits or approvals from government entities, changes in local and/or national economic conditions, increased competition for tenants or other occurrences that could depress rental rates, and other factors not within the control of the Company.

(2) Development costs that existed prior to 2003 for Santan 10 were moved from Prospective Development upon commencement of construction in 2003.

Real estate held for sale was $1,375,000 at December 31, 2003 and 2002; however, one property and one parcel of land with total costs of $784,000 were transferred to real estate held for sale and subsequently sold in 2003.

Accumulated depreciation on real estate properties and real estate held for sale increased $27,957,000 due to depreciation expense of $28,128,000 on real estate properties, offset by the sale of one property with accumulated depreciation of $55,000 and the write-off of tenant improvements of $116,000.

LIABILITIES

Mortgage notes payable increased $37,379,000 during the year ended December 31, 2003 primarily due to a new $45,500,000 mortgage. This note is a nonrecourse first mortgage loan secured by ten properties and has a fixed interest rate of 4.75%, a ten-year term, and an amortization schedule based on 25 years. The proceeds were used to reduce floating rate bank borrowings. The Company also assumed a $1,478,000 mortgage on the purchase of Airport Commons. These increases were offset by the repayment of two mortgages totaling $2,813,000 (including the Airport Commons note) and regularly scheduled principal payments of $6,786,000. The weighted average interest rate on the repaid mortgages was 8.24%. A detail of the Company's mortgages is provided in Note 5 in the Notes to the Consolidated Financial Statements.

Notes payable to banks decreased $21,407,000 as a result of repayments of $197,351,000 exceeding advances of $175,944,000. The Company's credit facilities are described in greater detail under Liquidity and Capital Resources.

STOCKHOLDERS' EQUITY

In May 2003, the Company completed a direct placement offering of 571,429 shares of its common stock at $26.25 per share. The proceeds of the offering were approximately $14,461,000, net of all related expenses.

In July 2003, EastGroup sold 1,320,000 shares of Series D 7.95% Cumulative Redeemable Preferred Stock at $25.00 per share in a direct placement for net proceeds of $32,326,000. The preferred stock is redeemable by the Company at $25.00 per share, plus accrued and unpaid dividends, on or after July 2, 2008. The preferred stock has no stated maturity, sinking fund or mandatory redemption and is not convertible into any other securities of the Company.

Also in July 2003, the Company redeemed all of the outstanding Series A 9.00% Cumulative Redeemable Preferred Stock. The redemption price of these shares (excluding accrued dividends) was $43,125,000. Costs on redemption of $1,778,000, which included the original issuance costs of $1,768,000 related to these shares in 1998, were recorded as a preferred issuance cost and treated in a manner similar to a preferred dividend in the third quarter of 2003. The redemption cost was funded with the proceeds from the Company's common offering in May 2003 and the 7.95% Series D Cumulative Redeemable Preferred Stock offering in earlier July 2003.

During 2003, all of the Company's 2,800,000 shares of the Series B 8.75% Cumulative Convertible Preferred Stock were converted into 3,181,920 common shares. The holder, Five Arrows Realty Securities II, L.L.C. (Five Arrows), began converting the shares in April 2003 and completed the conversion in November 2003. Since it was the policy of Five Arrows to not hold common stock, the common shares were sold in the open market throughout the year with the final shares being sold on December 15, 2003.

In November 2003, the Company completed a direct placement offering of 847,458 shares of its common stock at $29.50 per share. The proceeds of the offering were approximately $24,513,000, net of all related expenses.

For the year 2003, total outstanding common stock increased by 4,749,424 shares primarily due to the two common share offerings totaling 1,418,887 shares and the conversion of the convertible preferred shares to 3,181,920 common shares. The market value of the Company's total outstanding common stock increased $264,584,000, or 64%, during 2003. Total market capitalization (equity plus debt) is currently in excess of $1 billion, and the market liquidity of the Company's common stock has increased. Additionally, in August 2003, the Company received an investment grade issuer rating (BBB-) from Fitch Ratings.

Undistributed earnings decreased $22,704,000 in 2003, resulting in a balance of distributions in excess of earnings of $15,595,000. The decrease was a result of dividends on common and preferred stock of $41,371,000 and the write-off of original issuance costs and other costs of redemption of the Series A Preferred stock of $1,778,000 exceeding net income for financial reporting purposes of $20,445,000.

RESULTS OF OPERATIONS

2003 Compared to 2002

Net income available to common stockholders for 2003 was $12,748,000 ($.72 per basic share and $.70 per diluted share) compared to $13,618,000 ($.86 per basic share and $.84 per diluted share) in 2002. Diluted earnings per share (EPS) for 2003 was $.10 lower in 2003 due to the write-off of the original issuance costs of the Series A Preferred Stock which was redeemed in July 2003. The increase in depreciation and amortization of $.11 per share was primarily due to acquisitions and properties transferred to real estate operations from development. Also, gains on securities were $.02 per share in 2003 compared with $.11 per share in 2002. There was a positive effect on the EPS calculation in 2003 of $.15 per share due to the conversion of the convertible preferred stock during 2003.

PNOI from continuing operations increased by $2,983,000 or 4.1% for 2003 compared to 2002. PNOI by property type and percentage leased were as follows:

Property Net Operating Income

	Years Ended December 31,		*Percent Leased*	
	2003	*2002*	***12-31-03***	*12-31-02*
	(In thousands)			
Industrial	$ **74,945**	72,050		
Other	**1,167**	1,079		
Total PNOI	$ **76,112**	73,129	**94.0%**	93.2%

PNOI from industrial properties increased $2,895,000 (4.0%) for 2003 compared to 2002 primarily due to increased average occupancy. Expense to revenue ratios were basically flat for the two periods. Industrial properties held throughout 2003 and 2002 showed a slight decrease in PNOI of 0.2%.

Bank interest expense before amortization of loan costs and capitalized interest was $1,651,000 for 2003, a decrease of $934,000 from 2002. This decrease was due to lower average bank borrowings and lower average bank interest rates in 2003. Average bank borrowings were $65,399,000 in 2003 compared to $83,039,000 in 2002 with average bank interest rates of 2.53% in 2003 compared to 3.11% in 2002. During 2003, the Company obtained a new $45,500,000 nonrecourse first mortgage loan and used the proceeds to reduce bank borrowings. Interest costs incurred during the period of construction of real estate properties are capitalized and offset against interest expense. The interest costs capitalized on real estate properties for 2003 were $2,077,000 compared to $2,061,000 in 2002. Amortization of bank loan costs was $409,000 in 2003 compared to $407,000 in 2002. See Note 4 in the Notes to the Consolidated Financial Statements for disclosure relating to the Company's notes payable to banks.

Mortgage interest expense on real estate properties was $18,641,000 for 2003, an increase of $2,388,000 from 2002. Amortization of mortgage loan costs was $391,000 in 2003 compared to $203,000 in 2002. The increases in 2003 were primarily due to several new mortgages in 2002 and 2003. The Company has taken advantage of the lower available interest rates in the market during the past two years and fixed several new large mortgages at attractive rates, thereby lowering the weighted average interest rates on mortgage debt from 7.3% in 2002 to 6.9% in 2003. This strategy has also reduced the Company's exposure to changes in variable floating bank rates as the proceeds from the mortgages were used to reduce short-term bank borrowings. Management believes EastGroup is in a position to take advantage of future opportunities for new acquisitions and development in an improving economy. See Note 5 in the Notes to the Consolidated Financial Statements for a summary of the Company's mortgage notes payable.

Depreciation and amortization increased $1,732,000 in 2003 compared to 2002. This increase was primarily due to properties acquired and transferred from development during 2002 and 2003.

The increase in general and administrative expenses of $787,000 for 2003 compared to 2002 is primarily due to growth of the Company and increased management bonuses for 2003.

NAREIT has recommended supplemental disclosures concerning straight-line rent, capital expenditures and leasing costs. Straight-lining of rent increased income by $2,326,000 for 2003 compared to $1,953,000 in 2002. Capital expenditures for the years ended December 31, 2003 and 2002 were as follows:

Capital Expenditures

	Estimated Useful Life	*Years Ended December 31,*	
		2003	2002
		(In thousands)	
Upgrade on Acquisitions	40 yrs	$ **173**	61
Major Renovation/Redevelopment	40 yrs	**–**	53
Tenant Improvements:			
New Tenants	Lease Life	**4,222**	5,118
New Tenants (*first generation*) [1]	Lease Life	**874**	630
Renewal Tenants	Lease Life	**2,095**	1,150
Other:			
Building Improvements	5-40 yrs	**960**	853
Roofs	5-15 yrs	**2,383**	1,588
Parking Lots	3-5 yrs	**133**	179
Other	5 yrs	**89**	54
Total capital expenditures		$ **10,929**	9,686

(1) First generation refers to space that has never been occupied.

The Company's leasing costs are capitalized and included in other assets. The costs are amortized over the terms of the associated leases and are included in depreciation and amortization expense. Capitalized leasing costs for the years ended December 31, 2003 and 2002 were as follows:

Capitalized Leasing Costs

	Estimated Useful Life	*Years Ended December 31,*	
		2003	2002
		(In thousands)	
Development	Lease Life	$ **919**	1,290
New Tenants	Lease Life	**2,102**	1,671
New Tenants (*first generation*) [1]	Lease Life	**123**	179
Renewal Tenants	Lease Life	**1,166**	1,431
Total capitalized leasing costs		$ **4,310**	4,571
Amortization of leasing costs		$ **3,562**	3,319

(1) First generation refers to space that has never been occupied.

2002 Compared to 2001

Net income available to common stockholders for 2002 was $13,618,000 ($.86 per basic share and $.84 per diluted share) compared to $24,174,000 ($1.54 per basic share and $1.51 per diluted share) in 2001. Income before gain on sale of real estate investments was $23,632,000 in 2002 compared to $29,818,000 in 2001. Gain on sale of real estate investments from continuing operations for 2002 was $93,000 compared to $4,311,000 in 2001. In accordance with the guidelines under SFAS No. 144, gains and losses on the sale of properties placed in the category "held for sale" subsequent to December 31, 2001 are included in *Discontinued Operations*; there was a loss of $66,000 in 2002.

The decrease in diluted EPS for 2002 was primarily due to higher vacancies in 2002, gains on sale of real estate of $.27 and gains on securities of $.18 in 2001 compared to minimal gains on sale of real estate (less than $.01 per share) and $.11 on gains on securities in 2002, decreased termination fees of $.06 per share, increased depreciation expense of $.19 per share and increased bad debt expense of $.05 per share in 2002. Properties added to the portfolio in 2001 and 2002 were the main contributors to the increased depreciation. The paragraphs that follow describe the results of operations in detail.

PNOI from continuing operations decreased by $1,663,000 or 2.2% for 2002 compared to 2001. PNOI by property type and percentage leased were as follows:

Property Net Operating Income

	Years Ended December 31,		Percent Leased	
	2002	2001	12-31-02	12-31-01
	(In thousands)			
Industrial	$ 72,050	73,733		
Other	1,079	1,059		
Total PNOI	$ 73,129	74,792	93.2%	91.7%

PNOI from industrial properties decreased $1,683,000 (2.3%) for 2002 compared to 2001. Industrial properties held throughout 2002 and 2001 showed a decrease in PNOI of 5.5%. The decrease in PNOI resulted mainly from a decrease in the Company's portfolio average occupancy during 2002 primarily due to a continued slowing of the economy and the unusually high percentage of leases that expired during 2002 and 2001. Also, lease termination fees were only $345,000 in 2002 compared to $1,341,000 in 2001. In addition, real estate operating expenses increased $4,384,000 (17.2%) in 2002 compared to 2001. This increase was primarily due to increases in insurance, property taxes and bad debt expense. Because of the lower occupancy, the Company had to absorb a greater percentage of operating expenses in 2002.

Gain on REIT securities was $1,836,000 for 2002 compared to $2,967,000 in 2001. In 2002, the Company received liquidating distributions of $365,000 from Pacific Gulf Properties compared to $2,569,000 in 2001. Gain on sales of other REIT securities was $1,471,000 in 2002 compared to $398,000 in 2001.

Bank interest expense before amortization of loan costs and capitalized interest was $2,585,000 for 2002, a decrease of $2,165,000 from 2001. The decrease in interest was primarily due to lower average bank interest rates in 2002. Average bank borrowings were $83,039,000 in 2002 compared to $82,898,000 in 2001 with average bank interest rates of 3.11% in 2002 compared to 5.72% in 2001. Interest costs incurred during the period of construction of real estate properties are capitalized and offset against interest expense. The interest costs capitalized on real estate properties for 2002 were $2,061,000 compared to $2,329,000 in 2001. Amortization of bank loan costs was $407,000 in 2002 compared to $264,000 in 2001. See Note 4 in the Notes to the Consolidated Financial Statements for disclosure relating to the Company's notes payable to banks.

Mortgage interest expense on real estate properties was $16,253,000 for 2002, an increase of $1,303,000 from 2001. The increase in 2002 was primarily due to an increase in mortgage loans payable of $43,329,000 from 2001. The Company obtained three new mortgage loans totaling $59,200,000 in 2002 while paying off maturing loans of $10,350,000 and regularly scheduled principal payments of $5,521,000. Amortization of mortgage loan costs was $203,000 in 2002 compared to $188,000 in 2001. See Note 5 in the Notes to the Consolidated Financial Statements for a summary of the Company's mortgage notes payable.

Depreciation and amortization increased $3,355,000 in 2002 compared to 2001. This increase was primarily due to properties acquired and transferred from development during 2001 and 2002. The increase was offset by the sale of several properties in 2001 and 2002 and the transfer of several properties to real estate held for sale (depreciation is not taken on those properties in the category "real estate held for sale").

The decrease in general and administrative expenses of $394,000 for the year ended December 31, 2002 compared to 2001 is primarily due to lower compensation expense. This reduction was mainly attributable to lower bonuses paid to senior management since the Company did not meet the funds from operations goals for the year.

In 2002, the Company recognized a gain of $93,000 from the sale of Carpenter Duplex, which is reported in *Income From Continuing Operations* on the income statement. The Company recognized a loss of $66,000 on the sale of 7th Street Service Center, which is recorded under *Discontinued Operations* in accordance with SFAS No. 144. (SFAS 144 requires that the operations and gain (loss) on disposal for properties classified to the category "held for sale" subsequent to December 31, 2001 be recorded in *Discontinued Operations.)* In 2001, the Company recognized gains of $4,311,000 primarily from the sale of five properties. See Note 2 in the Notes to the Consolidated Financial Statements for a summary of these transactions.

NAREIT has recommended supplemental disclosures concerning straight-line rent, capital expenditures and leasing costs. Straight-lining of rent increased income by $1,953,000 for 2002 compared to $1,741,000 in 2001. Capital expenditures for the years ended December 31, 2002 and 2001 were as follows:

Capital Expenditures

	Estimated Useful Life	*Years Ended December 31,*	
		2002	*2001*
		(In thousands)	
Upgrade on Acquisitions	40 yrs	$ 61	270
Major Renovation/Redevelopment	40 yrs	53	63
Tenant Improvements:			
New Tenants	Lease Life	5,118	3,416
New Tenants (*first generation*) (1)	Lease Life	630	371
Renewal Tenants	Lease Life	1,150	581
Other:			
Building Improvements	5-40 yrs	853	1,188
Roofs	5-15 yrs	1,588	412
Parking Lots	3-5 yrs	179	219
Other	5 yrs	54	102
Total capital expenditures		$ 9,686	6,622

(1) First generation refers to space that has never been occupied.

The Company's leasing costs are capitalized and included in other assets. The costs are amortized over the terms of the associated leases and are included in depreciation and amortization expense. Capitalized leasing costs for the years ended December 31, 2002 and 2001 were as follows:

Capitalized Leasing Costs

	Estimated Useful Life	*Years Ended December 31,*	
		2002	*2001*
		(In thousands)	
Development	Lease Life	$ 1,290	1,605
New Tenants	Lease Life	1,671	1,127
New Tenants (*first generation*) (1)	Lease Life	179	(14)
Renewal Tenants	Lease Life	1,431	1,042
Total capitalized leasing costs		$ 4,571	3,760
Amortization of leasing costs		$ 3,319	2,541

(1) First generation refers to space that has never been occupied.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 requires certain financial instruments with characteristics of both liabilities and equity to be classified as liabilities. The effective date has been deferred indefinitely for certain types of mandatorily redeemable financial instruments. The Company adopted this Statement on July 1, 2003 with no impact on its overall financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." In December 2003, the FASB published a revision to Interpretation 46 (46R) to clarify some of the provisions of the original Interpretation and to exempt certain entities from its requirements. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of this revised Interpretation. Otherwise, application of Interpretation 46R is required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. The adoption of the provisions related to 2003 of this Interpretation had no effect on the Company's consolidated financial statements. The Company believes the effect of adoption of this Statement in 2004 will have little or no impact on its overall financial position or results of operation.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation enhances the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation were applicable to guarantees issued or modified after December 31, 2002, and the disclosure requirements were effective for financial statements of interim and annual periods ending after December 15, 2002. The adoption of this Statement had no impact on the Company's overall financial position or results of operation.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this Statement were effective for exit or disposal activities that were initiated after December 31, 2002. The Company adopted this Statement on January 1, 2003 with no impact on its overall financial position or results of operation.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13, "Accounting for Leases," to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," were effective for fiscal years beginning after May 15, 2002. The provisions of the Statement related to SFAS No. 13 were effective for transactions occurring after May 15, 2002. The adoption of this Statement had no impact on the Company's overall financial position or results of operation.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted this Statement on January 1, 2003 with no impact on its overall financial position or results of operation.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $50,642,000 for the year ended December 31, 2003. Other sources of cash were primarily from bank borrowings, proceeds from stock offerings and proceeds from new mortgage notes. The Company distributed $35,135,000 in common and $7,614,000 in preferred stock dividends. Other primary uses of cash were for bank debt repayments, redemption of the Series A preferred stock, construction and development of properties, purchases of real estate properties, capital improvements at various properties, and mortgage note payments.

Total debt at December 31, 2003 and 2002 is detailed below. The Company's bank credit facilities have certain restrictive covenants, and the Company was in compliance with all of its debt covenants at December 31, 2003 and 2002.

	December 31,	
	2003	*2002*
	(In thousands)	
Mortgage notes payable – fixed rate	$ **285,722**	248,343
Bank notes payable – floating rate	**52,550**	73,957
Total debt	$ **338,272**	322,300

The Company has a three-year $175,000,000 unsecured revolving credit facility with a group of ten banks that matures in January 2005. The interest rate on the facility is based on the Eurodollar rate and varies according to debt-to-total asset value ratios. EastGroup's current interest rate for this facility is the Eurodollar rate plus 1.25%. At December 31, 2003, the interest rate was 2.40% on $32,000,000 and 2.42% on $19,000,000. The interest rate on each tranche is currently reset on a monthly basis. A $32,000,000 tranche was last reset on February 26, 2004 at 2.35% and a $21,000,000 tranche was last reset on March 11, 2004 at 2.34%. An unused facility fee is also assessed on this loan. This fee varies according to debt-to-total asset value ratios and is currently .20%.

The Company has a one-year $12,500,000 unsecured revolving credit facility with PNC Bank, N.A. that matured in January 2004. The loan was amended in January 2004 to reflect a new maturity date of December 31, 2004. The interest rate on this facility is based on LIBOR and varies according to debt-to-total asset value ratios; it is currently LIBOR plus 1.175%. At December 31, 2003, the interest rate was 2.295% on $1,550,000.

As market conditions permit, EastGroup employs fixed-rate, nonrecourse first mortgage debt to replace the short-term bank borrowings. During 2004, the Company plans to obtain $25-30 million of additional fixed rate debt, using the proceeds to reduce variable rate bank line balances. Based on current interest rates, this will, as in past years, be detrimental to earnings in the short-run but is likely to enhance balance sheet stability and flexibility over the longer term.

Contractual Obligations

EastGroup's fixed, noncancelable obligations as of December 31, 2003 were as follows:

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
			(In thousands)		
Debt Obligations [1]	$ 338,272	13,762	99,983	30,633	193,894
Operating Lease Obligations:					
Office Leases	1,599	299	522	519	259
Ground Leases	21,469	677	1,354	1,352	18,086
Other	77	62	15	–	–
Development Obligations [2]	1,595	1,595	–	–	–
Tenant Improvements [3]	4,387	4,387	–	–	–
Purchase Obligations [4]	6,100	6,100	–	–	–
Total	$ 373,499	26,882	101,874	32,504	212,239

(1) These amounts are included on the Consolidated Balance Sheet. A portion of this debt is backed by a letter of credit totaling $11,005,000 at December 31, 2003. This letter of credit is renewable annually and expires on January 15, 2011.
(2) Represents commitments on properties under development, except for tenant improvement obligations.
(3) Represents tenant improvement allowance obligations.
(4) At December 31, 2003, EastGroup was under contract to purchase one property and an adjoining parcel of land. The acquisition was completed in January 2004.

Subsequent to December 31, 2003, EastGroup purchased Blue Heron Distribution Center II (100,000 square feet) and an adjoining 1.56 acres of land for future development in West Palm Beach, Florida for $6,100,000. Blue Heron II was built in 1988 and is adjacent to Blue Heron I (110,000 square feet), which the Company has owned since 1999.

Also, subsequent to December 31, 2003, the Company entered into a contract to purchase a 125,000 square foot building in Houston for approximately $4,200,000.

The Company anticipates that its current cash balance, operating cash flows, and borrowings under its lines of credit will be adequate for (i) operating and administrative expenses, (ii) normal repair and maintenance expenses at its properties, (iii) debt service obligations, (iv) distributions to stockholders, (v) capital improvements, (vi) purchases of properties, (vii) development, and (viii) any other normal business activities of the Company, both in the short- and long-term.

INFLATION

In the last five years, inflation has not had a significant impact on the Company because of the relatively low inflation rate in the Company's geographic areas of operation. Most of the leases require the tenants to pay their pro rata share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing the Company's exposure to increases in operating expenses resulting from inflation. In addition, the Company's leases typically have three to five year terms, which may enable the Company to replace existing leases with new leases at a higher base if rents on the existing leases are below the then-existing market rate.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to interest rate changes primarily as a result of its lines of credit and long-term debt maturities. This debt is used to maintain liquidity and fund capital expenditures and expansion of the Company's real estate investment portfolio and operations. The Company's objective for interest rate risk management is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the Company borrows at fixed rates but also has several variable rate bank lines as discussed under Liquidity and Capital Resources. The table below presents the principal payments due and weighted average interest rates for both the fixed rate and variable rate debt.

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Fixed rate debt[2] *(in thousands)*	$ 12,212	26,186	22,797	21,524	9,109	193,894	285,722	304,317[1]
Weighted average interest rate	7.64%	7.84%	7.61%	7.56%	6.75%	6.61%	6.92%	
Variable rate debt *(in thousands)*	1,550	51,000	–	–	–	–	52,550	52,550
Weighted average interest rate	2.30%	2.41%	–	–	–	–	2.40%	

(1) The fair value of the Company's fixed rate debt is estimated based on the quoted market prices for similar issues or by discounting expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities, as advised by the Company's bankers.
(2) The fixed rate debt shown above includes the Tower Automotive mortgage, which has a variable interest rate based on the one-month LIBOR. EastGroup has an interest rate swap agreement that fixes the rate at 4.03% for the 8-year term. Interest and related fees result in an annual effective interest rate of 5.3%.

As the table above incorporates only those exposures that existed as of December 31, 2003, it does not consider those exposures or positions that could arise after that date. The ultimate impact of interest rate fluctuations on the Company will depend on the exposures that arise during the period and interest rates. If the weighted average interest rate on the variable rate bank debt as shown above changes by 10% or approximately 24 basis points, interest expense and cash flows would increase or decrease by approximately $126,000 annually.

The Company has an interest rate swap agreement to hedge its exposure to the variable interest rate on the Company's $10,880,000 Tower Automotive Center recourse mortgage, which is summarized in the table below. Under the swap agreement, the Company effectively pays a fixed rate of interest over the term of the agreement without the exchange of the underlying notional amount. This swap is designated as a cash flow hedge and is considered to be fully effective in hedging the variable rate risk associated with the Tower mortgage loan. Changes in the fair value of the swap are recognized in accumulated other comprehensive income (loss). The Company does not hold or issue this type of derivative contract for trading or speculative purposes.

Type of Hedge	*Current Notional Amount*	*Maturity Date*	*Reference Rate*	*Fixed Rate*	***Fair Market Value at 12/31/03***	*Fair Market Value at 12/31/02*
	(In thousands)				*(In thousands)*	
Swap	$10,880	12/31/10	1 month LIBOR	4.03%	**($30)**	($297)

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

SHARES OF COMMON STOCK MARKET PRICES AND DIVIDENDS

The Company's shares of Common Stock are presently listed for trading on the New York Stock Exchange under the symbol "EGP." The following table shows the high and low share prices for each quarter reported by the New York Stock Exchange during the past two years and per share distributions paid for each quarter.

	Calendar 2003			*Calendar 2002*		
Quarter	***High***	***Low***	***Distributions***	*High*	*Low*	*Distributions*
First	**$26.12**	**23.64**	**$ .475**	$26.30	22.09	$ .470
Second	**27.65**	**25.45**	**.475**	26.30	23.48	.470
Third	**28.70**	**26.33**	**.475**	26.50	22.10	.470
Fourth	**33.10**	**27.81**	**.475**	25.99	22.55	.470
			$1.900			$1.880

As of March 10, 2004, there were approximately 1,100 holders of record of the Company's 20,886,230 outstanding shares of common stock. Of the $1.90 per common share total distributions paid in 2003, $1.68388 per share was taxable as ordinary income for federal income tax purposes and $.21612 per share represented a return of capital. Of the $1.88 per share distributions paid in 2002, $1.8348 per share was taxable as ordinary income for federal income tax purposes and $.0452 per share represented a long-term 20% capital gain.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial data for the Company and should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this report.

	Years Ended December 31,				
	2003	2002	2001	2000	1999
	(In thousands, except per share data)				
OPERATING DATA					
Revenues					
Income from real estate operations	$ 107,771	103,031	100,310	93,642	82,969
Interest	22	309	1,041	975	1,367
Gain on securities	421	1,836	2,967	2,154	30
Other	227	617	727	1,068	1,519
	108,441	105,793	105,045	97,839	85,885
Expenses					
Operating expenses from real estate operations	31,659	29,902	25,518	22,198	19,796
Interest	19,015	17,387	17,823	18,570	17,688
Depreciation and amortization	32,050	30,318	26,963	23,370	20,169
General and administrative	4,966	4,179	4,573	5,607	4,519
Minority interest in joint ventures	416	375	350	377	433
	88,106	82,161	75,227	70,122	62,605
Income before gain on sale of real estate investments	20,335	23,632	29,818	27,717	23,280
Gain on sale of real estate investments	–	93	4,311	8,771	15,357
Income before cumulative effect of change in accounting principle	20,335	23,725	34,129	36,488	38,637
Cumulative effect of change in accounting principle (1)	–	–	–	–	(418)
Income from continuing operations	20,335	23,725	34,129	36,488	38,219
Discontinued operations					
Income (loss) from real estate operations	(2)	(33)	53	24	136
Gain (loss) on sale of real estate investments	112	(66)	–	–	–
Income (loss) from discontinued operations	110	(99)	53	24	136
Net income	20,445	23,626	34,182	36,512	38,355
Preferred dividends-Series A	2,016	3,880	3,880	3,880	3,880
Preferred dividends-Series B	2,598	6,128	6,128	6,128	2,246
Preferred dividends-Series D	1,305	–	–	–	–
Costs on redemption of Series A preferred	1,778	–	–	–	–
Net income available to common stockholders	$ 12,748	13,618	24,174	26,504	32,229
BASIC PER SHARE DATA					
Income from continuing operations	$ 0.71	0.87	1.54	1.70	2.00
Income (loss) from discontinued operations	0.01	(0.01)	0.00	0.00	0.01
Net income available to common stockholders	$ 0.72	0.86	1.54	1.70	2.01
Weighted average shares outstanding	17,819	15,868	15,697	15,623	16,046
DILUTED PER SHARE DATA					
Income from continuing operations	$ 0.69	0.85	1.51	1.68	1.98
Income (loss) from discontinued operations	0.01	(0.01)	0.00	0.00	0.01
Net income available to common stockholders	$ 0.70	0.84	1.51	1.68	1.99
Weighted average shares outstanding	18,194	16,237	16,046	15,798	17,362
OTHER PER SHARE DATA					
Book value *(at end of year)*	$ 16.01	15.11	16.19	16.55	16.47
Common distributions declared	1.90	1.88	1.80	1.58	1.48
Common distributions paid	1.90	1.88	1.80	1.58	1.48
BALANCE SHEET DATA (AT END OF YEAR)					
Real estate investments, at cost	$ 842,577	791,684	741,755	703,846	649,754
Real estate investments, net of accumulated depreciation	695,643	672,707	649,554	633,726	598,175
Total assets	729,267	703,737	684,062	666,414	632,151
Mortgage, bond and bank loans payable	338,272	322,300	291,072	270,709	243,665
Total liabilities	360,518	345,493	311,613	289,325	260,499
Minority interest in joint ventures and operating partnership	1,804	1,759	1,739	1,697	2,340
Total stockholders' equity	366,945	356,485	370,710	375,392	369,312

(1) Represents previously capitalized start-up and organizational costs that were expensed on January 1, 1999 in accordance with the requirements of Statement of Position 98-5.

FORWARD-LOOKING STATEMENTS

In addition to historical information, certain sections of this Form 10-K contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, such as those pertaining to the Company's hopes, expectations, intentions, beliefs, budgets, strategies regarding the future, the anticipated performance of development and acquisition properties, capital resources, profitability and portfolio performance. Forward-looking statements involve numerous risks and uncertainties. The following factors, among others discussed herein, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: defaults or nonrenewal of leases, increased interest rates and operating costs, failure to obtain necessary outside financing, difficulties in identifying properties to acquire and in effecting acquisitions, failure to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended, environmental uncertainties, risks related to disasters and the costs of insurance to protect from such disasters, financial market fluctuations, changes in real estate and zoning laws and increases in real property tax rates. The success of the Company also depends upon the trends of the economy, including interest rates and the effects to the economy from possible terrorism and related world events, income tax laws, governmental regulation, legislation, population changes and those risk factors discussed elsewhere in this Form. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as the date hereof. The Company assumes no obligation to update forward-looking statements. See also the Company's reports to be filed from time to time with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2003 the Company's disclosure controls and procedures were effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

In addition, the Company reviewed its internal controls, and there have been no significant changes in the Company's internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

INDEPENDENT AUDITORS' REPORT

THE DIRECTORS AND STOCKHOLDERS
EASTGROUP PROPERTIES, INC.:

We have audited the accompanying consolidated balance sheets of EastGroup Properties, Inc. and subsidiaries, as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EastGroup Properties, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Jackson, Mississippi
March 3, 2004

KPMG LLP

CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
	(In thousands, except for share and per share data)	
ASSETS		
Real estate properties	$ **791,165**	750,578
Development	**50,037**	39,718
	841,202	790,296
Less accumulated depreciation	**(146,934)**	(118,977)
	694,268	671,319
Real estate held for sale	**1,375**	1,375
Cash	**1,786**	1,383
Other assets	**31,838**	29,660
TOTAL ASSETS	$ **729,267**	703,737
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Mortgage notes payable	$ **285,722**	248,343
Notes payable to banks	**52,550**	73,957
Accounts payable & accrued expenses	**14,266**	15,571
Other liabilities	**7,980**	7,622
	360,518	345,493
Minority interest in joint venture	**1,804**	1,759
STOCKHOLDERS' EQUITY		
Series A 9.00% Cumulative Redeemable Preferred Shares and additional paid-in capital; $.0001 par value; 1,725,000 shares authorized and issued at December 31, 2002; stated liquidation preference of $43,125 at December 31, 2002	**–**	41,357
Series B 8.75% Cumulative Convertible Preferred Shares and additional paid-in capital; $.0001 par value; 2,800,000 shares authorized and issued at December 31, 2002; stated liquidation preference of $70,000 at December 31, 2002	**–**	67,178
Series C Preferred Shares; $.0001 par value; 600,000 shares authorized; no shares issued	**–**	–
Series D 7.95% Cumulative Redeemable Preferred Shares and additional paid-in capital; $.0001 par value; 1,320,000 shares authorized and issued at December 31, 2003; stated liquidation preference of $33,000 at December 31, 2003	**32,326**	–
Common shares; $.0001 par value; 68,080,000 shares authorized; 20,853,780 shares issued and outstanding at December 31, 2003 and 16,104,356 at December 31, 2002	**2**	2
Excess shares; $.0001 par value; 30,000,000 shares authorized; no shares issued	**–**	–
Additional paid-in capital on common shares	**352,549**	243,562
Undistributed earnings (distributions in excess of earnings)	**(15,595)**	7,109
Accumulated other comprehensive income (loss)	**(30)**	58
Unearned compensation	**(2,307)**	(2,781)
	366,945	356,485
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ **729,267**	703,737

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2003	2002	2001
	(In thousands, except per share data)		
REVENUES			
Income from real estate operations	$ 107,771	103,031	100,310
Interest	22	309	1,041
Gain on securities	421	1,836	2,967
Other	227	617	727
	108,441	105,793	105,045
EXPENSES			
Operating expenses from real estate operations	31,659	29,902	25,518
Interest	19,015	17,387	17,823
Depreciation and amortization	32,050	30,318	26,963
General and administrative	4,966	4,179	4,573
Minority interest in joint ventures	416	375	350
	88,106	82,161	75,227
INCOME BEFORE GAIN ON SALE OF REAL ESTATE INVESTMENTS	20,335	23,632	29,818
Gain on sale of real estate investments	–	93	4,311
INCOME FROM CONTINUING OPERATIONS	20,335	23,725	34,129
DISCONTINUED OPERATIONS			
Income (loss) from real estate operations	(2)	(33)	53
Gain (loss) on sale of real estate investments	112	(66)	–
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	110	(99)	53
NET INCOME	20,445	23,626	34,182
Preferred dividends-Series A	2,016	3,880	3,880
Preferred dividends-Series B	2,598	6,128	6,128
Preferred dividends-Series D	1,305	–	–
Costs on redemption of Series A preferred	1,778	–	–
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	$ 12,748	13,618	24,174
BASIC PER COMMON SHARE DATA			
Income from continuing operations	$ 0.71	0.87	1.54
Income (loss) from discontinued operations	0.01	(0.01)	0.00
Net income available to common stockholders	$ 0.72	0.86	1.54
Weighted average shares outstanding	17,819	15,868	15,697
DILUTED PER COMMON SHARE DATA			
Income from continuing operations	$ 0.69	0.85	1.51
Income (loss) from discontinued operations	0.01	(0.01)	0.00
Net income available to common stockholders	$ 0.70	0.84	1.51
Weighted average shares outstanding	18,194	16,237	16,046

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Stock	*Common Stock*	*Additional Paid-In Capital*	*Unearned Compensation*	*Undistributed Earnings (Distributions in Excess of Earnings)*	*Accumulated Other Comprehensive Income (Loss)*	*Total*
	(In thousands, except for share and per share data)						
BALANCE, DECEMBER 31, 2000	$ 108,535	2	238,910	(3,344)	28,185	3,104	375,392
Comprehensive income							
Net income	–	–	–	–	34,182	–	34,182
Net unrealized change in investment securities	–	–	–	–	–	(1,911)	(1,911)
Total comprehensive income							32,271
Cash dividends declared-common, $1.80 per share	–	–	–	–	(28,606)	–	(28,606)
Preferred stock dividends declared	–	–	–	–	(10,008)	–	(10,008)
Issuance of 8,204 shares of common stock, incentive compensation	–	–	179	–	–	–	179
Issuance of 15,788 shares of common stock, dividend reinvestment plan	–	–	357	–	–	–	357
Issuance of 40,750 shares of common stock, exercise options	–	–	753	–	–	–	753
Issuance of 15,000 shares of common stock, incentive restricted stock (IRS)	–	–	346	(346)	–	–	–
Forfeiture of 17,000 shares of common stock, IRS	–	–	(348)	281	–	–	(67)
Amortization of unearned compensation, IRS	–	–	–	439	–	–	439
BALANCE, DECEMBER 31, 2001	108,535	2	240,197	(2,970)	23,753	1,193	370,710
Comprehensive income							
Net income	–	–	–	–	23,626	–	23,626
Net unrealized change in investment securities	–	–	–	–	–	(838)	(838)
Net unrealized change in cash flow hedge	–	–	–	–	–	(297)	(297)
Total comprehensive income							22,491
Cash dividends declared-common, $1.88 per share	–	–	–	–	(30,262)	–	(30,262)
Preferred stock dividends declared	–	–	–	–	(10,008)	–	(10,008)
Issuance of 6,822 shares of common stock, incentive compensation	–	–	153	–	–	–	153
Issuance of 14,305 shares of common stock, dividend reinvestment plan	–	–	364	–	–	–	364
Issuance of 161,319 shares of common stock, exercise options	–	–	2,582	–	–	–	2,582
Issuance of 19,100 shares of common stock, IRS	–	–	449	(449)	–	–	–
Forfeiture of 9,250 shares of common stock, IRS	–	–	(189)	149	–	–	(40)
Amortization of unearned compensation, IRS	–	–	–	489	–	–	489
Issuance of common stock options	–	–	6	–	–	–	6
BALANCE, DECEMBER 31, 2002	108,535	2	243,562	(2,781)	7,109	58	356,485
Comprehensive income							
Net income	–	–	–	–	20,445	–	20,445
Net unrealized change in investment securities	–	–	–	–	–	(355)	(355)
Net unrealized change in cash flow hedge	–	–	–	–	–	267	267
Total comprehensive income							20,357
Cash dividends declared-common, $1.90 per share	–	–	–	–	(35,452)	–	(35,452)
Preferred stock dividends declared	–	–	–	–	(5,919)	–	(5,919)
Redemption of 1,725,000 shares of Series A preferred stock	(41,357)	–	–	–	(1,778)	–	(43,135)
Conversion of 2,800,000 shares of cumulative convertible preferred stock into 3,181,920 shares of common stock	(67,178)	–	67,178	–	–	–	–
Issuance of 1,320,000 shares of Series D preferred stock	32,326	–	–	–	–	–	32,326
Issuance of 1,418,887 shares of common stock, common stock offerings	–	–	38,974	–	–	–	38,974
Issuance of 2,108 shares of common stock, incentive compensation	–	–	53	–	–	–	53
Issuance of 12,925 shares of common stock, dividend reinvestment plan	–	–	362	–	–	–	362
Issuance of 139,584 shares of common stock, exercise options	–	–	2,539	–	–	–	2,539
Forfeiture of 6,000 shares of common stock, IRS	–	–	(127)	86	–	–	(41)
Amortization of unearned compensation, IRS	–	–	–	388	–	–	388
Issuance of common stock options	–	–	8	–	–	–	8
BALANCE, DECEMBER 31, 2003	$ 32,326	2	352,549	(2,307)	(15,595)	(30)	366,945

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2003	2002	2001
	(In thousands)		
OPERATING ACTIVITIES			
Net income	**$ 20,445**	23,626	34,182
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization from continuing operations	**32,050**	30,318	26,963
Depreciation and amortization from discontinued operations	–	51	78
Gain on sale of real estate investments	–	(93)	(4,311)
(Gain) loss on sale of real estate investments from discontinued operations	**(112)**	66	–
Gain on real estate investment trust (REIT) shares	**(421)**	(1,836)	(2,967)
Amortization of unearned compensation	**347**	449	372
Minority interest depreciation and amortization	**(145)**	(170)	(161)
Changes in operating assets and liabilities:			
Accrued income and other assets	**(795)**	(139)	(5,075)
Accounts payable, accrued expenses and prepaid rent	**(727)**	1,514	1,667
NET CASH PROVIDED BY OPERATING ACTIVITIES	**50,642**	53,786	50,748
INVESTING ACTIVITIES			
Payments on mortgage loans receivable	–	5,502	4,740
Advances on mortgage loans receivable	–	–	(1,064)
Proceeds from sale of real estate investments	**841**	2,917	11,316
Real estate improvements	**(10,929)**	(9,686)	(6,622)
Real estate development	**(22,238)**	(35,600)	(30,735)
Purchases of real estate	**(19,034)**	(13,667)	(13,804)
Purchases of REIT shares	–	(1,308)	(5,258)
Proceeds from sale and liquidation of REIT shares	**1,729**	7,095	7,931
Changes in other assets and other liabilities	**(5,238)**	(2,667)	(1,675)
NET CASH USED IN INVESTING ACTIVITIES	**(54,869)**	(47,414)	(35,171)
FINANCING ACTIVITIES			
Proceeds from bank borrowings	**175,944**	195,586	144,776
Repayments on bank borrowings	**(197,351)**	(207,687)	(160,718)
Proceeds from mortgage notes payable	**45,500**	59,200	45,000
Principal payments on mortgage notes payable	**(9,599)**	(15,871)	(8,317)
Debt issuance costs	**(716)**	(1,842)	(486)
Distributions paid to stockholders	**(42,749)**	(39,881)	(38,279)
Redemption of Series A preferred stock	**(43,135)**	–	–
Proceeds from Series D preferred stock offering	**32,326**	–	–
Proceeds from common stock offerings	**38,974**	–	–
Proceeds from exercise of stock options	**2,539**	2,582	753
Proceeds from dividend reinvestment plan	**362**	364	357
Other	**2,535**	793	243
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	**4,630**	(6,756)	(16,671)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**403**	(384)	(1,094)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**1,383**	1,767	2,861
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 1,786**	1,383	1,767
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid for interest, net of amount capitalized	**$ 18,068**	16,571	17,222
Conversion of cumulative convertible preferred stock into common stock	**67,178**	–	–
Debt assumed by the Company in the purchase of real estate	**1,478**	–	–
Debt assumed by buyer of real estate	–	–	378
Issuance of incentive restricted stock	–	449	346
Forfeiture of incentive restricted stock	**(127)**	(189)	(348)

See accompanying notes to consolidated financial statements.

DECEMBER 31, 2003, 2002 AND 2001

(1) SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The consolidated financial statements include the accounts of EastGroup Properties, Inc. (the Company or EastGroup), its wholly-owned subsidiaries and its investment in any joint ventures in which the Company has a controlling interest. At December 31, 2003, 2002 and 2001, the Company had a controlling interest in one joint venture: the 80% owned University Business Center. The Company records 100% of the joint ventures' assets, liabilities, revenues and expenses with minority interests provided for in accordance with the joint venture agreements. All significant intercompany transactions and accounts have been eliminated in consolidation.

(b) Income Taxes

EastGroup, a Maryland corporation, has qualified as a real estate investment trust (REIT) under Sections 856-860 of the Internal Revenue Code and intends to continue to qualify as such. To maintain its status as a REIT, the Company is required to distribute 90% of its ordinary taxable income to its stockholders. The Company has the option of (i) reinvesting the sales price of properties sold through tax-deferred exchanges, allowing for a deferral of capital gains on the sale, (ii) paying out capital gains to the stockholders with no tax to the Company, or (iii) treating the capital gains as having been distributed to the stockholders, paying the tax on the gain deemed distributed and allocating the tax paid as a credit to the stockholders. The Company distributed all of its 2003, 2002 and 2001 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary. The following table summarizes the federal income tax treatment for all distributions by the Company for the years 2003, 2002 and 2001.

Federal Income Tax Treatment of Share Distributions

	Years Ended December 31,		
	2003	*2002*	*2001*
Common Share Distributions:			
Ordinary Income	**$1.68388**	1.8348	1.7044
Return of capital	**.21612**	–	–
Long-term 20% capital gain	–	.0452	.0956
Total Common Distributions	**$1.90000**	1.8800	1.8000
Series A Preferred Share Distributions:			
Ordinary Income	**$1.08125**	2.1960	2.1308
Long-term 20% capital gain	–	.0540	.1192
Total Preferred A Distributions	**$1.08125**	2.2500	2.2500
Series B Preferred Share Distributions:			
Ordinary Income	**$1.64100**	2.1355	2.0721
Long-term 20% capital gain	–	.0525	.1159
Total Preferred B Distributions	**$1.64100**	2.1880	2.1880
Series D Preferred Share Distributions:			
Ordinary Income	**$ .98830**	–	–
Total Preferred D Distributions	**$ .98830**	–	–

The Company's income differs for tax and financial reporting purposes principally because of (1) the timing of the deduction for the provision for possible losses and losses on investments, (2) the timing of the recognition of gains or losses from the sale of investments, (3) different depreciation methods and lives, and (4) real estate properties having a different basis for tax and financial reporting purposes.

(c) Income Recognition

Minimum rental income from real estate operations is recognized on a straight-line basis.

Interest income on mortgage loans is recognized based on the accrual method unless a significant uncertainty of collection exists. If a significant uncertainty exists, interest income is recognized as collected.

The Company recognizes gains on sales of real estate in accordance with the principles set forth in Statement of Financial Accounting Standards (SFAS) No. 66, "Accounting for Sales of Real Estate." Upon closing of real estate transactions, the provisions of SFAS No. 66 require consideration for the transfer of rights of ownership to the purchaser, receipt of an adequate cash down payment from the purchaser and adequate continuing investment by the purchaser. If the requirements for recognizing gains have not been met, the sale and related costs are recorded, but the gain is deferred and recognized by the installment method as collections are received.

(d) Real Estate Properties

Real estate properties are carried at cost less accumulated depreciation. Cost includes the carrying amount of the Company's investment plus any additional consideration paid, liabilities assumed, costs of securing title (not to exceed fair market value in the aggregate) and improvements made subsequent to acquisition. Depreciation of buildings and other improvements, including personal property, is computed using the straight-line method over estimated useful lives of generally 40 years for buildings and 3 to 15 years for improvements and personal property. Building improvements are capitalized, while maintenance and repair expenses are charged to expense as incurred. Significant renovations and improvements that extend the useful life of or improve the assets are capitalized. Geographically, the Company's investments are concentrated in the major Sunbelt market areas of the southeastern and southwestern United States, primarily in the states of California, Florida, Texas and Arizona.

(e) Capitalized Development Costs

During the industrial development stage, costs associated with development (i.e., land, construction costs, interest expense during construction and lease-up, property taxes and other direct and indirect costs associated with development) are aggregated into the total capitalization of the property. As the property becomes occupied, interest, depreciation, property taxes and other costs for the percentage occupied only are expensed as incurred. When the property becomes 80% occupied or one year after completion of the shell construction, whichever comes first, the property is no longer considered a development property and becomes an industrial property. When the property becomes classified as an industrial property, the entire property is depreciated accordingly, and all interest and property taxes are expensed.

(f) Asset Impairment

Prior to January 1, 2002, the Company applied SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Effective January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Both of these pronouncements require that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs to sell.

(g) Real Estate Held for Sale

Real estate properties that are currently offered for sale or are under contract to sell have been shown separately on the consolidated balance sheets as "real estate held for sale." The Company applies SFAS No. 144, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs to sell and are not depreciated while they are held for sale.

At December 31, 2003 and 2002, the Company had three parcels of land held for sale. There can be no assurances that the properties that are held for sale will be sold. During 2003, one property and one parcel of land were transferred to real estate held for sale and subsequently sold in 2003. During 2002, three properties were transferred to "held for sale;" however, these properties were subsequently transferred back to the portfolio as a result of a change in plans by the Company due to market conditions. As noted above, depreciation is not recorded for those properties while held for sale. As such, upon the reclassification of these properties, depreciation was adjusted to reflect the carrying amount of these properties as if they had never been classified as "held for sale."

In accordance with the guidelines established under SFAS No. 144, operations and gains and losses on sale from the properties placed in the category "held for sale" subsequent to December 31, 2001 have been classified as income (loss) from discontinued operations for 2003, 2002 and 2001. No interest expense was allocated to the properties that are held for sale.

(h) Investment in Real Estate Investment Trusts

Marketable equity securities owned by the Company are categorized as available-for-sale securities, as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Unrealized holding gains and losses are reflected as a net amount in a separate component of stockholders' equity until realized. Since the Company did not exercise significant influence over any of its investments in REITs, these investments were accounted for under the cost method. The costs of these investments were adjusted to fair market value with an equity adjustment to account for unrealized gains/losses as indicated above.

(i) Derivative Instruments and Hedging Activities

The Company applies SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivatives be recognized as either assets or liabilities in the balance sheet and measured at fair value. Changes in fair value are to be reported either in earnings or outside of earnings depending on the intended use of the derivative and the resulting designation. Entities applying hedge accounting are required to establish at the inception of the hedge the method used to assess the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. The Company entered into an interest rate swap agreement in 2002, which is summarized in Note 4.

(j) Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(k) Amortization

Debt origination costs are deferred and amortized using the straight-line method over the term of the loan. Leasing costs are deferred and amortized using the straight-line method over the term of the lease.

(l) Business Combinations and Goodwill

The Company applies SFAS No. 141, "Business Combinations," which requires that all business combinations initiated after June 30, 2001 be accounted for by using the purchase method of accounting and addresses accounting for purchased goodwill and other intangibles. The Company also applies SFAS No. 142, "Goodwill and Other Intangible Assets," which addresses financial accounting and reporting for the impairment of goodwill and other intangibles.

Upon acquisition of real estate properties, the Company applies the principles of SFAS No. 141 to determine the allocation of the purchase price among the individual components of both the tangible and intangible assets based on their respective fair values. The allocation to tangible assets (land, building and improvements) is based upon management's determination of the value of the property as if it were vacant using discounted cash flow models. Factors considered by management include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. The remaining purchase price is allocated among three categories of intangible assets consisting of the above or below market component of in-place leases, the value of in-place leases and the value of customer relationships. The value allocable to the above or below market component of an acquired in-place lease is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term, and (ii) management's estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to favorable and unfavorable in-place leases are included in Other Assets and Other Liabilities, respectively, on the consolidated balance sheet and are amortized to rental income over the remaining terms of the respective leases. The total amount of intangible assets is further allocated to in-place lease values and to customer relationship values based upon management's assessment of their respective values. These intangible assets are included in Other Assets on the consolidated balance sheet and are amortized over the remaining term of the existing lease, or the anticipated life of the customer relationship, as applicable.

The Company periodically reviews, at least annually, the recoverability of goodwill and other intangibles for possible impairment. In management's opinion, no material impairment of goodwill and other intangibles existed at December 31, 2003 and 2002.

(m) Earnings Per Share

The Company applies SFAS No. 128, "Earnings Per Share," which requires companies to present basic earnings per share (EPS) and diluted EPS.

Basic EPS represents the amount of earnings for the year available to each share of common stock outstanding during the reporting period. The Company's basic EPS is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding.

Diluted EPS represents the amount of earnings for the year available to each share of common stock outstanding during the reporting period and to each share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The Company calculates diluted EPS by totaling net income available to common stockholders plus dividends on dilutive convertible preferred shares and dividing it by the weighted average number of common shares outstanding plus the dilutive effect of stock options related to outstanding employee stock options, nonvested restricted stock and convertible preferred stock, had the options or conversions been exercised. The dilutive effect of stock options and nonvested restricted stock was determined using the treasury stock method which assumes exercise of the options as of the beginning of the period or when issued, if later, and assumes proceeds from the exercise of options are used to purchase common stock at the average market price during the period. The dilutive effect of convertible securities was determined using the if-converted method.

(n) Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123, 'Accounting for Stock-Based Compensation' " to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements

The Company has a management incentive plan, which was adopted in 1994 and is described more fully in Note 7, under which employees and directors of the Company are granted stock option awards. The Company applies SFAS No. 123, "Accounting for Stock-Based Compensation." This standard defines a fair value based method of accounting for an employee stock option or similar equity instrument. Companies are given the choice of either recognizing related compensation cost by adopting the fair value method, or continuing to use the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees," while supplementally disclosing the pro forma effect on net income and net income per share using the new measurement criteria. The Company elected to continue to follow the requirements of APB No. 25 during all years prior to 2002 and, accordingly, there was no effect on the results of operations.

Effective January 1, 2002, the Company adopted the fair value recognition provisions of SFAS No. 148, prospectively to all employee awards granted, modified, or settled after January 1, 2002. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	2003	2002	2001
	(In thousands, except per share data)		
Net income available to common stockholders as reported	**$ 12,748**	13,618	24,174
Add: Stock-based employee compensation expense included in reported net income	**8**	6	–
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	**(13)**	(20)	(67)
Net income available to common stockholders pro forma	**$ 12,743**	13,604	24,107
Earnings per share:			
Basic – as reported	**$ .72**	.86	1.54
Basic – pro forma	**.72**	.86	1.54
Diluted – as reported	**.70**	.84	1.51
Diluted – pro forma	**.70**	.84	1.50

In accordance with SFAS No. 123, the following additional disclosures are required related to options granted after January 1, 1995. The fair value of each option grant is estimated on the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions used for 2003, 2002 and 2001, respectively: risk-free interest rates of 3.41%, 3.60%, and 4.31%; dividend yields of 11.13%, 11.97%, and 11.42%; volatility factors of 18.8%, 19.0%, and 20.0%. Expected option lives for employees were five years for all years presented. For directors, expected option lives were eight years for 2003 and 2002 and five years for 2001. The weighted average fair value of each option granted for 2003, 2002 and 2001 was $.36, $.35, and $.68, respectively.

The Company accounts for restricted stock in accordance with SFAS No. 123, and accordingly, compensation expense is recognized over the expected vesting period using the straight-line method.

(o) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses during the reporting period, and to disclose material contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(p) New Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 requires certain financial instruments with characteristics of both liabilities and equity to be classified as liabilities. The effective date has been deferred indefinitely for certain types of mandatorily redeemable financial instruments. The Company adopted this Statement on July 1, 2003 with no impact on its overall financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." In December 2003, the FASB published a revision to Interpretation 46 (46R) to clarify some of the provisions of the original Interpretation and to exempt certain entities from its requirements. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of this revised Interpretation. Otherwise, application of Interpretation 46R is required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. The adoption of the provisions related to 2003 of this Interpretation had no effect on the Company's consolidated financial statements. The Company believes the effect of adoption of this Statement in 2004 will have little or no impact on its overall financial position or results of operation.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation enhances the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation were applicable to guarantees issued or modified after December 31, 2002, and the disclosure requirements were effective for financial statements of interim and annual periods ending after December 15, 2002. The adoption of this Statement had no impact on the Company's overall financial position or results of operation.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this Statement were effective for exit or disposal activities that were initiated after December 31, 2002. The Company adopted this Statement on January 1, 2003 with no impact on its overall financial position or results of operation.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13, "Accounting for Leases," to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," were effective for fiscal years beginning after May 15, 2002. The provisions of the Statement related to SFAS No. 13 were effective for transactions occurring after May 15, 2002. The adoption of this Statement had no impact on the Company's overall financial position or results of operation.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted this Statement on January 1, 2003 with no impact on its overall financial position or results of operation.

(q) Reclassifications

Certain reclassifications have been made in the 2002 and 2001 financial statements to conform to the 2003 presentation.

(2) REAL ESTATE OWNED

The Company's real estate properties at December 31, 2003 and 2002 were as follows:

	December 31,	
	2003	*2002*
	(In thousands)	
Real estate properties:		
Land	**$ 132,900**	127,374
Buildings and building improvements	**563,538**	539,493
Tenant and other improvements	**94,727**	83,711
Development	**50,037**	39,718
	841,202	790,296
Less accumulated depreciation	**(146,934)**	(118,977)
	$ 694,268	671,319

At December 31, 2003 and 2002, the Company was offering 11.3 acres of land in Houston, Texas and Tampa, Florida for sale with a carrying amount of $1,375,000. No loss is anticipated on the sale of these parcels of land. These properties are investment properties, not operating properties, thus a comparative for results of operations is not presented.

The Company is currently developing the properties detailed below. Costs incurred include capitalization of interest costs during the period of construction. The interest costs capitalized on real estate properties for 2003 were $2,077,000 compared to $2,061,000 for 2002 and $2,329,000 for 2001.

Total capital investment for development for the year ended December 31, 2003 was $22,238,000. In addition to the costs incurred for the year ended December 31, 2003 as detailed in the table below, development costs included $1,748,000 for improvements on properties transferred to real estate properties during the 12-month period following transfer. These costs are included in *Real Estate Properties* on the balance sheet.

Development

		Costs Incurred		
	Size	*For the Year Ended 12/31/03*	*Cumulative as of 12/31/03*	*Estimated Total Costs*
	(Unaudited)			*(Unaudited)*
	(Square feet)		*(In thousands)*	
LEASE-UP				
World Houston 19, Houston, TX	66,000	$ 542	2,523	3,100
World Houston 20, Houston, TX	62,000	264	2,222	2,800
Executive Airport CC I & III, Fort Lauderdale, FL	85,000	1,200	5,951	6,400
Expressway Commerce Center, Tampa, FL	103,000	2,536	6,157	6,400
Sunport Center IV, Orlando, FL	63,000	2,056	3,082	3,400
Techway Southwest II, Houston, TX	94,000	3,116	4,085	4,800
Total Lease-up	473,000	9,714	24,020	26,900

	Size		Costs Incurred: For the Year Ended 12/31/03	Costs Incurred: Cumulative as of 12/31/03	Estimated Total Costs
	(Unaudited)				(Unaudited)
	(Square feet)		(In thousands)		
UNDER CONSTRUCTION					
Santan 10, Chandler, AZ	65,000		2,612	2,612	3,800
World Houston 17, Houston, TX	66,000		1,465	1,465	3,400
Total Under Construction	131,000		4,077	4,077	7,200
PROSPECTIVE DEVELOPMENT (PRINCIPALLY LAND)					
Phoenix, AZ(1)	40,000		(1,002)	374	2,000
Tucson, AZ	70,000		–	326	3,500
Tampa, FL	140,000		125	1,953	7,700
Orlando, FL	892,000		5,826	7,711	49,600
Fort Lauderdale, FL	55,000		243	1,846	3,800
El Paso, TX	251,000		220	2,444	7,600
Houston, TX	792,000		1,150	6,722	38,500
Jackson, MS	32,000		33	564	1,900
Total Prospective Development	2,272,000		6,595	21,940	114,600
	2,876,000	$	20,386	50,037	148,700
COMPLETED DEVELOPMENT AND TRANSFERRED TO REAL ESTATE PROPERTIES DURING THE YEAR ENDED DECEMBER 31, 2003					
Metro Airport Commerce Center I, Jackson, MS	32,000	$	55	1,782	
World Houston 14, Houston, TX	77,000		32	3,106	
Americas 10 Business Center I, El Paso, TX	98,000		17	3,304	
Chamberlain Expansion, Tucson, AZ	34,000		–	1,345	
Total Transferred to Real Estate Properties	241,000	$	104	9,537	

(1) Development costs that existed prior to 2003 for Santan 10 were moved from Prospective Development upon commencement of construction in 2003.

A summary of gains (losses) on real estate investments for the years ended December 31, 2003, 2002 and 2001 follows:

Gains (Losses) on Real Estate Investments

		Net Sales Price	Basis	Recognized Gain (Loss)
			(In thousands)	
2003				
Real estate properties:				
Air Park Distribution Center II, Memphis, TN	$	445	339	106
Orlando Central Park Land, Orlando, FL		396	390	6
	$	841	729	112
2002				
Real estate properties:				
Carpenter Duplex, Dallas, TX	$	1,111	1,018	93
7th Street Service Center, Phoenix, AZ		1,806	1,872	(66)
	$	2,917	2,890	27
2001				
Real estate properties:				
Nobel Business Center, Hercules, CA	$	5,250	2,113	3,137
West Palm II, West Palm Beach, FL		1,350	1,274	76
109th Street Distribution Center, Dallas, TX		1,232	990	242
West Palm I, West Palm Beach, FL		1,428	1,463	(35)
Lakeside Distribution Center, Oklahoma City, OK		2,079	1,165	914
Other		(23)	–	(23)
	$	11,316	7,005	4,311

The following schedule indicates approximate future minimum rental receipts under noncancelable leases for real estate properties by year as of December 31, 2003:

Future Minimum Rental Receipts Under Noncancelable Leases

Years Ended December 31,	*(In thousands)*
2004	$ 79,875
2005	68,518
2006	56,999
2007	43,508
2008	29,546
Thereafter	58,797
Total minimum receipts	$ 337,243

Ground Leases

As of December 31, 2003, the Company owned two properties in Florida, two properties in Texas, and one property in Mississippi that are subject to ground leases. These leases have terms of 40 to 75 years, expiration dates of August 2031 to November 2076, and renewal options of 15 to 35 years. Total lease expenditures for the years ended December 31, 2003, 2002 and 2001 were $676,000, $610,000 and $594,000, respectively. Payments on four of the properties are subject to increases at 3 to 10 year intervals based upon the agreed or appraised fair market value of the leased premises on the adjustment date or the Consumer Price Index percentage increase since the base rent date. The following schedule indicates approximate future minimum lease payments for these properties by year as of December 31, 2003:

Future Minimum Ground Lease Payments

Years Ended December 31,	*(In thousands)*
2004	$ 677
2005	677
2006	677
2007	676
2008	676
Thereafter	18,086
Total minimum payments	$ 21,469

(3) OTHER ASSETS

A summary of the Company's other assets follows:

	December 31,	
	2003	2002
	(In thousands)	
Leasing costs, net of accumulated amortization	$ **11,286**	10,537
Receivables, net of allowance for doubtful accounts	**10,725**	9,363
Prepaid expenses and other assets	**9,827**	9,760
	$ **31,838**	29,660

(4) NOTES PAYABLE TO BANKS

The Company has a three-year $175,000,000 unsecured revolving credit facility with a group of ten banks that matures in January 2005. The interest rate on the facility is based on the Eurodollar rate and varies according to debt-to-total asset value ratios. EastGroup's current interest rate for this facility is the Eurodollar rate plus 1.25%. At December 31, 2003, the interest rate was 2.40% on $32,000,000 and 2.42% on $19,000,000. The interest rate on each tranche is currently reset on a monthly basis. A $32,000,000 tranche was last reset on February 26, 2004 at 2.35% and a $21,000,000 tranche was last reset on March 11, 2004 at 2.34%. An unused facility fee is also assessed on this loan. This fee varies according to debt-to-total asset value ratios and is currently .20%.

The Company has a one-year $12,500,000 unsecured revolving credit facility with PNC Bank, N.A. that matured in January 2004. The loan was amended in January 2004 to reflect a new maturity date of December 31, 2004. The interest rate on this facility is based on LIBOR and varies according to debt-to-total asset value ratios; it is currently LIBOR plus 1.175%. At December 31, 2003, the interest rate was 2.295% on $1,550,000.

Loan commitment fees were $44,000 in 2003, $43,000 in 2002 and $37,500 in 2001.

Average bank borrowings were $65,399,000 in 2003 compared to $83,039,000 in 2002 with average interest rates of 2.53% in 2003 compared to 3.11% in 2002. Amortization of bank loan costs was $409,000 in 2003 and $407,000 in 2002. Average interest rates including amortization of loan costs were 3.15% for 2003 and 3.60% for 2002.

The Company's bank credit facilities have certain restrictive covenants, and the Company was in compliance with all of its debt covenants at December 31, 2003 and 2002.

The Company has an interest rate swap agreement to hedge its exposure to the variable interest rate on the Company's $10,880,000 Tower Automotive Center recourse mortgage, which is summarized in the table below. Under the swap agreement, the Company effectively pays a fixed rate of interest over the term of the agreement without the exchange of the underlying notional amount. This swap is designated as a cash flow hedge and is considered to be fully effective in hedging the variable rate risk associated with the Tower mortgage loan. Changes in the fair value of the swap are recognized in accumulated other comprehensive income (loss). The Company does not hold or issue this type of derivative contract for trading or speculative purposes.

Type of Hedge	*Current Notional Amount*	*Maturity Date*	*Reference Rate*	*Fixed Rate*	***Fair Market Value at 12/31/03***	*Fair Market Value at 12/31/02*
	(In thousands)				*(In thousands)*	
Swap	$10,880	12/31/10	1 month LIBOR	4.03%	**($30)**	($297)

(5) MORTGAGE NOTES PAYABLE

A summary of mortgage notes payable follows:

Property	*Rate*	*Monthly P&I Payment*	*Maturity Date*	*Carrying Amount Of Securing Real Estate at December 31, 2003*	*Balance at December 31,* **2003**	*2002*
				(In thousands)		
Deerwood Distribution Center	8.375%	$ 16,339	Repaid 05/03	$ –	–	1,373
Eastlake Distribution Center *(recourse)*	8.500%	57,115	07/05/04	8,820	**3,035**	3,444
56th Street Commerce Park	8.875%	21,816	08/01/04	4,088	**1,695**	1,801
Chamberlain Distribution Center	8.750%	21,376	01/01/05	4,935	**2,210**	2,270
Exchange Distribution Center I	8.375%	21,498	08/01/05	2,844	**1,917**	2,010
Westport Commerce Center	8.000%	28,021	08/01/05	4,827	**2,545**	2,672
Lake Pointe Business Park	8.125%	81,675	10/01/05	8,955	**10,004**	10,164
Jetport Commerce Park	8.125%	33,769	10/01/05	4,759	**3,074**	3,223
Huntwood Associates	7.990%	100,250	08/22/06	15,812	**11,393**	11,674
Wiegman Associates	7.990%	46,269	08/22/06	8,363	**5,258**	5,388
World Houston 1 & 2	7.770%	33,019	04/15/07	5,044	**4,262**	4,325
E. University I & II, Broadway VI, 55th Avenue and Ethan Allen	8.060%	96,974	06/26/07	22,195	**11,215**	11,463
Lamar II Distribution Center	6.900%	16,925	12/01/08	5,879	**1,895**	1,964
Dominguez, Kingsview, Walnut, Washington, Industry and Shaw	6.800%	358,770	03/01/09	57,128	**40,801**	42,277
Auburn Facility	8.875%	64,885	09/01/09	13,861	**3,049**	3,706
Tower Automotive Center *(recourse)*(1)	5.300%	Semiannual	01/15/11	10,628	**10,880**	11,000
Interstate Warehouses, Venture, Stemmons Circle, Glenmont I & II, West Loop I & II, Butterfield Trail and Rojas	7.250%	325,263	05/01/11	48,124	**43,187**	43,929
America Plaza, Central Green and World Houston 3-9	7.920%	191,519	05/10/11	27,629	**25,551**	25,814
University Business Center (120 & 130 Cremona)	6.430%	81,856	05/15/12	10,033	**7,444**	7,930
University Business Center (125 & 175 Cremona)	7.980%	88,607	06/01/12	13,770	**10,914**	11,099
Airport Distribution, Southpointe, Broadway I, III & IV, Southpark, 51st Avenue, Chestnut, Main Street, Interchange Business Park, North Stemmons I and World Houston 12 & 13	6.860%	279,149	09/01/12	45,870	**39,212**	39,848
Broadway V, 35th Avenue, Sunbelt, Freeport, Lockwood, Northwest Point, Techway Southwest I and World Houston 10, 11 & 14	4.750%	259,403	09/05/13	47,708	**45,262**	–
Kyrene Distribution Center	9.000%	11,246	07/01/14	2,658	**919**	969
				$ 373,930	**285,722**	248,343

(1) The Tower Automotive mortgage has a variable interest rate based on the one-month LIBOR. EastGroup has an interest rate swap agreement that fixes the rate at 4.03% for the 8-year term. Interest and related fees result in an annual effective interest rate of 5.3%. Semiannual principal payments are made on this note; interest is paid monthly. The principal amounts of these payments increase incrementally as the loan approaches maturity.

Principal payments due during the next five years as of December 31, 2003 are as follows:

Year	(In thousands)
2004	$ 12,212
2005	26,186
2006	22,797
2007	21,524
2008	9,109

(6) ACCOUNTS PAYABLE AND ACCRUED EXPENSES

A summary of the Company's accounts payable and accrued expenses follows:

	December 31,	
	2003	2002
	(In thousands)	
Property taxes payable	$ **6,457**	5,814
Dividends payable	**1,967**	3,346
Other payables and accrued expenses	**5,842**	6,411
	$ **14,266**	15,571

(7) STOCKHOLDERS' EQUITY

Management Incentive Plan-Stock Options/Incentive Awards

In 1994, the Company adopted the 1994 Management Incentive Plan, and the Plan was amended in 1999. As amended, the Plan includes stock options (50% vested after one year and the other 50% after two years), an annual incentive award and restricted stock awards.

Stock option activity for the 1994 plan is as follows:

	Years Ended December 31,					
	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**565,704**	$ **18.503**	696,423	$ 17.921	714,923	$ 17.801
Granted	–	–	11,350	24.651	24,500	22.591
Exercised	**(134,334)**	**18.802**	(138,069)	15.966	(40,750)	18.487
Expired	**(1,000)**	**25.095**	(4,000)	22.078	(2,250)	20.542
Outstanding at end of year	**430,370**	**18.394**	565,704	18.503	696,423	17.921
Exercisable at end of year	**425,695**	$ **18.325**	543,104	$ 18.287	647,923	$ 17.634
Available for grant at end of year	**543,077**	–	164,360	–	187,095	–

Following is a summary of the status of the officers and employees options at December 31, 2003:

	Outstanding Options			Exercisable Options	
Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 12.670-19.000	192,770	2.013 years	$ 14.706	192,770	$ 14.706
20.000-22.780	215,050	4.894 years	21.147	215,050	21.147
23.000-26.350	22,550	7.921 years	23.675	17,875	23.397

Under the incentive award program, the Company's Compensation Committee determines awards based on actual results compared to performance goals set for the year. The stock-based compensation portion of the incentive awards granted for 2002 and 2001 were expensed in those years and approximated $53,000 and $153,000, respectively, for the three senior executives. In 2003, the incentive award program was expanded to provide stock-based compensation incentives to certain of the Company's executive officers. The stock-based compensation award expensed for 2003 was $273,000.

On December 5, 2000, under the 1994 Management Incentive Plan, the Compensation Committee granted a total of 181,250 shares of restricted stock to all employees, effective January 1, 2000. The purpose of the plan is to act as a retention device since it allows participants to benefit from dividends as well as potential stock appreciation. The stock price on the grant date was $20.50. The restricted period for the stock is 10 years and vesting is 20% at the end of the sixth year through the tenth year. The Company recorded $3,716,000 as additional paid-in capital when the shares were granted, offset by unearned compensation of the same amount. The unearned compensation was deducted from stockholders' equity and is being amortized 10% each year over the restricted period. In 2001, 15,000 additional shares were granted and 17,000 shares were forfeited. In 2002, 19,100 additional shares were granted and 9,250 shares were forfeited. In 2003, no additional shares were granted and 6,000 shares were forfeited. Compensation expense for the restricted stock was $347,000, $449,000 and $372,000 for 2003, 2002 and 2001, respectively. During the restricted period, the Company accrues dividends and holds the certificates for the shares; however, the employee can vote the shares. Share certificates and dividends will be delivered to the employee as they vest.

Directors Stock Option Plan

The Company has a Directors Stock Option Plan, as amended in 1994, under which an aggregate of 150,000 shares of common stock were reserved for issuance upon exercise of any options granted. An additional 150,000 shares were reserved in 2000. Under the Directors plan, each Non-Employee Director is granted an initial 7,500 options and 2,250 additional options on the date of any Annual Meeting at which the Director is reelected to the Board.

Stock option activity for the Director plan is as follows:

	Years Ended December 31,					
	2003		*2002*		*2001*	
	Shares	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	**107,250**	**$ 19.354**	109,500	$ 17.744	96,000	$ 17.231
Granted	**13,500**	**26.600**	21,000	24.331	13,500	21.400
Exercised	**(7,500)**	**11.670**	(23,250)	16.273	–	–
Expired	–	–	–	–	–	–
Outstanding at end of year	**113,250**	**20.726**	107,250	19.354	109,500	17.744
Exercisable at end of year	**113,250**	**$ 20.726**	107,250	$ 19.354	109,500	$ 17.744
Available for grant at end of year	**95,250**	–	108,750	–	129,750	–

Following is a summary of the status of the director's options at December 31, 2003:

	Outstanding Options			*Exercisable Options*	
Exercise Price Range	*Number*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Number*	*Weighted Average Exercise Price*
$ 11.250-14.580	18,750	1.440 years	$ 12.422	18,750	$ 12.422
19.375-21.750	60,000	5.527 years	20.738	60,000	20.738
24.020-26.600	34,500	8.758 years	25.219	34,500	25.219

Series A 9.00% Cumulative Redeemable Preferred Stock

In June 1998, EastGroup sold 1,725,000 shares of Series A 9.00% Cumulative Redeemable Preferred Stock at $25.00 per share in a public offering. The preferred stock was redeemable by the Company at $25.00 per share, plus accrued and unpaid dividends, on or after June 19, 2003. The preferred stock had no stated maturity, sinking fund or mandatory redemption and was not convertible into any other securities of the Company.

On July 7, 2003, the Company redeemed all of the outstanding Series A Preferred Stock. The redemption price of these shares (excluding accrued dividends) was $43,125,000. The original issuance costs of $1,768,000 related to Series A in 1998 were recorded as a preferred issuance cost and treated in a manner similar to a preferred dividend in the third quarter of 2003. The redemption cost was funded with the proceeds from the Company's common offering in May 2003 and the 7.95% Series D Cumulative Redeemable Preferred Stock offering in earlier July 2003.

The Company declared dividends of $1.08125 per share of Series A Preferred in 2003 and $2.25 per share for each year in 2002 and 2001.

Series B 8.75% Cumulative Convertible Preferred Stock

In December 1998 and September 1999, EastGroup sold $10,000,000 and $60,000,000, respectively, of Series B 8.75% Cumulative Convertible Preferred Stock at a net price of $24.50 per share to Five Arrows Realty Securities II, L.L.C. (Five Arrows), an investment fund managed by Rothschild Realty, Inc., a member of the Rothschild Group. The Series B Preferred Stock, which was convertible into common stock at a conversion price of $22.00 per share (3,181,920 common shares), was entitled to quarterly dividends in arrears equal to the greater of $0.547 per share or the dividend on the number of shares of common stock into which a share of Series B Preferred Stock was convertible. In connection with this offering, EastGroup entered into certain related agreements with Five Arrows, providing, among other things, for certain registration rights with respect to the Series B Preferred Stock. Also, the preferred stock was not redeemable by the Company at its option prior to the fifth anniversary of the original date of issuance of the Series B Preferred Stock, after which it was redeemable at various redemption prices at certain dates and under certain circumstances.

During 2003, all of the 2,800,000 shares of the Series B Preferred Stock were converted into 3,181,920 common shares. Five Arrows began converting the shares in April 2003 and completed the conversion in November 2003. Since it was the policy of Five Arrows to not hold common stock, the common shares were sold in the market throughout the year with the final shares being sold on December 15, 2003.

The Company declared dividends of $1.641 per share of Series B Preferred for 2003 and $2.188 per share for each year in 2002 and 2001.

Series D 7.95% Cumulative Redeemable Preferred Stock

In July 2003, EastGroup sold 1,320,000 shares of 7.95% Series D Cumulative Redeemable Preferred Stock at $25.00 per share in a direct placement. The preferred stock is redeemable by the Company at $25.00 per share, plus accrued and unpaid dividends, on or after July 2, 2008. The preferred stock has no stated maturity, sinking fund or mandatory redemption and is not convertible into any other securities of the Company.

The Company declared dividends of $.9883 per share of Series D Preferred for 2003.

Common Stock Issuances

In May 2003, the Company completed a direct placement offering of 571,429 shares of its common stock at $26.25 per share. The proceeds of the offering were approximately $14,461,000, net of all related expenses. In November 2003, the Company completed a direct placement offering of 847,458 shares of its common stock at $29.50 per share. The proceeds of the offering were approximately $24,513,000, net of all related expenses.

Common Stock Repurchase Plan

EastGroup's Board of Directors has authorized the repurchase of up to 1,500,000 shares of its outstanding common stock. The shares may be purchased from time to time in the open market or in privately negotiated transactions. The Company did not repurchase any shares during 2003 or 2002. Since September 30, 1998, a total of 827,700 shares have been repurchased for $14,170,000 (an average of $17.12 per share) with 672,300 shares still available for repurchase.

Shareholder Rights Plan

In December 1998, EastGroup adopted a Shareholder Rights Plan (the Plan) designed to enhance the ability of all of the Company's stockholders to realize the long-term value of their investment. Under the Plan, Rights were distributed as a dividend on each share of Common Stock (one Right for each share of Common Stock) held as of the close of business on December 28, 1998. A Right was also delivered with all shares of Common Stock issued after December 28, 1998. The Rights will expire at the close of business on December 3, 2008.

Each whole Right will entitle the holder to buy one one-thousandth (1/1000) of a newly issued share of EastGroup's Series C Preferred Stock at an exercise price of $70.00. The Rights attach to and trade with the shares of the Company's Common Stock. No separate Rights Certificates will be issued unless an event triggering the Rights occurs. The Rights will detach from the Common Stock and will initially become exercisable for shares of Series C Preferred Stock if a person or group acquires beneficial ownership of, or commences a tender or exchange offer which would result in such person or group beneficially owning 15% or more of EastGroup's Common Stock, except through a tender or exchange offer for all shares which the Board determines to be fair and otherwise in the best interests of EastGroup and its shareholders. The Rights will also detach from the Common Stock if the Board determines that a person holding at least 9.8% of EastGroup's Common Stock intends to cause EastGroup to take certain actions adverse to it and its shareholders or that such holder's ownership would have a material adverse effect on EastGroup.

If any person becomes the beneficial owner of 15% or more of EastGroup's Common Stock and the Board of Directors does not within 10 days thereafter redeem the Rights, or a 9.8% holder is determined by the Board to be an adverse person, each Right not owned by such person or related parties will then enable its holder to purchase, at the Right's then-current exercise price, EastGroup Common Stock (or, in certain circumstances as determined by the Board, a combination of cash, property, common stock or other securities) having a value of twice the Right's exercise price.

Under certain circumstances, if EastGroup is acquired in a merger or similar transaction with another person, or sells more than 50% of its assets, earning power or cash flow to another entity, each Right that has not previously been exercised will entitle its holder to purchase, at the Right's then-current exercise price, common stock of such other entity having a value of twice the Right's exercise price.

EastGroup will generally be entitled to redeem the Rights at $0.0001 per Right at any time until the 10th day following public announcement that a 15% position has been acquired, or until the Board has determined a 9.8% holder to be an adverse person. Prior to such time, the Board of Directors may extend the redemption period.

Dividend Reinvestment Plan

The Company has a dividend reinvestment plan that allows stockholders to reinvest cash distributions in new shares of the Company.

Earnings Per Share

The Company applies SFAS No. 128, "Earnings Per Share," which requires companies to present basic EPS and diluted EPS. Reconciliation of the numerators and denominators in the basic and diluted EPS computations is as follows:

Reconciliation of Numerators and Denominators

	2003	2002	2001
		(In thousands)	
BASIC EPS COMPUTATION			
Numerator-net income available to common stockholders	**$ 12,748**	13,618	24,174
Denominator-weighted average shares outstanding	**17,819**	15,868	15,697
DILUTED EPS COMPUTATION			
Numerator-net income available to common stockholders	**$ 12,748**	13,618	24,174
Denominator:			
Weighted average shares outstanding	**17,819**	15,868	15,697
Common stock options	**189**	182	164
Nonvested restricted stock	**186**	187	185
Total Shares	**18,194**	16,237	16,046

The Company's Series B Preferred Stock, which was convertible into common stock at a conversion price of $22.00 per share, was not included in the computation of diluted earnings per share for the periods presented due to its antidilutive effect. All of the Series B Preferred Stock was converted into common stock during 2003.

Comprehensive Income

Comprehensive income is comprised of net income plus all other changes in equity from nonowner sources. The components of accumulated other comprehensive income (loss) for 2003, 2002 and 2001 are presented in the Company's Consolidated Statements of Changes in Stockholders' Equity and are summarized below.

	2003	2002	2001
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):		(In thousands)	
Balance at beginning of year	**$ 58**	1,193	3,104
Unrealized holding gains on REIT securities during the period	**66**	998	1,056
Less reclassification adjustment for gains on REIT securities included in net income	**(421)**	(1,836)	(2,967)
Change in fair value of interest rate swap	**267**	(297)	–
Balance at end of year	**$ (30)**	58	1,193

(8) DEFINED CONTRIBUTION PLAN

EastGroup maintains a 401(k) plan for its employees. The Company makes matching contributions of 50% of the employee's contribution (limited to 10% of compensation as defined by the plan) and may also make annual discretionary contributions. The Company's total expense for this plan was $273,000, $251,000 and $220,000 for 2003, 2002 and 2001, respectively.

(9) QUARTERLY RESULTS OF OPERATIONS - UNAUDITED

	2003 Quarter Ended				2002 Quarter Ended			
	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31
	(In thousands, except per share data)							
Revenues	$ 26,843	26,676	27,367	27,555	25,573	26,623	26,351	27,246
Expenses	(21,683)	(21,417)	(22,210)	(22,796)	(19,568)	(19,679)	(21,102)	(21,812)
Income before gain on sale of real estate investments	5,160	5,259	5,157	4,759	6,005	6,944	5,249	5,434
Gain on sale of real estate investments	–	–	–	–	93	–	–	–
Income from continuing operations	5,160	5,259	5,157	4,759	6,098	6,944	5,249	5,434
Income (loss) from discontinued operations	104	–	6	–	12	(16)	(76)	(19)
Net income	5,264	5,259	5,163	4,759	6,110	6,928	5,173	5,415
Preferred dividends	(2,502)	(1,736)	(1,025)	(656)	(2,502)	(2,502)	(2,502)	(2,502)
Costs on redemption of Series A preferred	–	–	(1,778)	–	–	–	–	–
Net income available to common stockholders	$ 2,762	3,523	2,360	4,103	3,608	4,426	2,671	2,913
BASIC PER SHARE DATA								
Net income available to common stockholders	$ 0.17	0.21	0.13	0.21	0.23	0.28	0.17	0.18
Weighted average shares outstanding	15,924	16,864	18,451	19,986	15,772	15,892	15,901	15,906
DILUTED PER SHARE DATA								
Net income available to common Stockholders	$ 0.17	0.20	0.13	0.20	0.22	0.27	0.16	0.18
Weighted average shares outstanding	16,282	17,225	18,818	20,608	16,166	16,254	16,264	16,264

The above quarterly earnings per share calculations are based on the weighted average number of common shares outstanding during each quarter for basic earnings per share and the weighted average number of outstanding common shares and common share equivalents during each quarter for diluted earnings per share. The annual earnings per share calculations in the Consolidated Statements of Income are based on the weighted average number of common shares outstanding during each year for basic earnings per share and the weighted average number of outstanding common shares and common share equivalents during each year for diluted earnings per share.

The Series B Preferred Stock, which was convertible into common stock, was included in the computation of diluted earnings per share for the quarter ended December 31, 2003 due to its dilutive effect in such quarter.

(10) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2003 and 2002. SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Financial Assets				
Cash and cash equivalents	$ 1,786	1,786	1,383	1,383
Investment in real estate investment trusts	–	–	1,663	1,663
Financial Liabilities				
Mortgage notes payable	285,722	304,317	248,343	263,971
Notes payable to banks	52,550	52,550	73,957	73,957
Interest rate swap	30	30	297	297

Carrying amounts shown in the table are included in the balance sheet under the indicated captions, except as indicated in the notes below.

The following methods and assumptions were used to estimate fair value of each class of financial instruments:

Cash and Cash Equivalents: The carrying amounts approximate fair value because of the short maturity of those instruments.
Investment in Real Estate Investment Trusts: The carrying amount is the fair value of this equity investment based on quoted market prices. The investment in real estate investment trusts is shown under *Other Assets* on the balance sheet.
Mortgage Notes Payable: The fair value of the Company's mortgage notes payable is estimated based on the quoted market prices for similar issues or by discounting expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities, as advised by the Company's bankers.
Notes Payable to Banks: The carrying amounts approximate fair value because of the variable rates of interest on the debt.
Interest Rate Swap: The fair value of the interest rate swap is the amount at which it could be settled, based on estimates obtained from the counterparty. The interest rate swap is shown under *Other Liabilities* on the balance sheet.

(11) SEGMENT REPORTING

The Company applies SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement establishes standards for the reporting of information about operating segments in annual and interim financial statements. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance.

EastGroup has one reportable segment—industrial properties. These properties are concentrated in major Sunbelt regions of the United States, have similar economic characteristics and also meet the other criteria that permit the properties to be aggregated into one reportable segment. The Company's chief decision makers use two primary measures of operating results in making decisions, such as allocating resources: property net operating income (PNOI), defined as income from real estate operations less property operating expenses (before interest expense and depreciation and amortization), and funds from operations (FFO), defined as net income (loss) (computed in accordance with accounting principles generally accepted in the United States of America (GAAP)), excluding gains or losses from sales of depreciable real estate property, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

PNOI is a supplemental industry reporting measurement used to evaluate the performance of the Company's real estate investments. The Company believes that the exclusion of depreciation and amortization in the industry's calculation of PNOI provides a supplemental indicator of the property's performance since real estate values have historically risen or fallen with market conditions. PNOI as calculated by the Company may not be comparable to similarly titled but differently calculated measures for other REITs. The major factors that influence PNOI are occupancy levels, acquisitions and sales, development properties that achieve stabilized operations, rental rate increases or decreases, and the recoverability of operating expenses. The Company's success depends largely upon its ability to lease warehouse space and to recover from tenants the operating costs associated with those leases.

Real estate income is comprised of rental income including straight-line rent adjustments, pass-through income and other real estate income including termination fees. Property operating expenses are comprised of insurance, property taxes, repair and maintenance expenses, management fees and other operating costs. Generally, the Company's most significant operating expenses are insurance and property taxes. Tenant leases may be net leases in which the total operating expenses are recoverable, modified gross leases in which some of the operating expenses are recoverable, or gross leases in which no expenses are recoverable (gross leases represent only a small portion of the Company's total leases). Increases in property operating expenses are fully recoverable under net leases and recoverable to a high degree under modified gross leases. Modified gross leases often include base year amounts and expense increases over these amounts are recoverable. The Company's exposure to property operating expenses is primarily due to vacancies and leases for occupied space that limit the amount of expenses that can be recoverable.

The Company believes FFO is an appropriate measure of performance for equity real estate investment trusts. FFO is not considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to provide for the Company's cash needs, including its ability to make distributions. The following table presents on a comparative basis for the three fiscal years reported PNOI by operating segment, followed by reconciliations of PNOI and FFO Available to Common Stockholders to Net Income.

	2003	2002	2001
		(In thousands)	
PROPERTY REVENUES			
Industrial	**$ 106,036**	101,447	98,797
Other	**1,735**	1,584	1,513
	107,771	103,031	100,310
PROPERTY EXPENSES			
Industrial	**(31,091)**	(29,397)	(25,064)
Other	**(568)**	(505)	(454)
	(31,659)	(29,902)	(25,518)
PROPERTY NET OPERATING INCOME			
Industrial	**74,945**	72,050	73,733
Other	**1,167**	1,079	1,059
TOTAL PROPERTY NET OPERATING INCOME	**76,112**	73,129	74,792
Income (loss) from discontinued operations (before depreciation and amortization)	**(2)**	18	131
Gain on securities	**421**	1,836	2,967
Other income	**249**	926	1,768
Interest expense	**(19,015)**	(17,387)	(17,823)
General and administrative expense	**(4,966)**	(4,179)	(4,573)
Minority interest in earnings (before depreciation and amortization)	**(561)**	(545)	(511)
Gain on sale of nondepreciable real estate investments	**6**	–	–
Dividends on Series A preferred shares	**(2,016)**	(3,880)	(3,880)
Dividends on Series D preferred shares	**(1,305)**	–	–
Costs on redemption of Series A preferred	**(1,778)**	–	–
FUNDS FROM OPERATIONS AVAILABLE TO COMMON STOCKHOLDERS	**47,145**	49,918	52,871
Depreciation and amortization from continuing operations	**(32,050)**	(30,318)	(26,963)
Depreciation and amortization from discontinued operations	**–**	(51)	(78)
Share of joint venture depreciation and amortization	**145**	170	161
Gain on sale of depreciable real estate investments	**106**	27	4,311
Dividends on Series B convertible preferred shares	**(2,598)**	(6,128)	(6,128)
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	**12,748**	13,618	24,174
Dividends on preferred shares	**5,919**	10,008	10,008
Costs on redemption of Series A preferred	**1,778**	–	–
NET INCOME	**$ 20,445**	23,626	34,182
ASSETS			
Industrial	**$ 833,254**	782,807	727,264
Other	**7,948**	7,489	7,069
	841,202	790,296	734,333
Less accumulated depreciation	**(146,934)**	(118,977)	(92,060)
	694,268	671,319	642,273
Real estate held for sale	**1,375**	1,375	1,907
Less accumulated depreciation	**–**	–	(141)
	1,375	1,375	1,766
Cash	**1,786**	1,383	1,767
Other assets	**31,838**	29,660	38,256
TOTAL ASSETS	**$ 729,267**	703,737	684,062
REAL ESTATE INVESTMENT CAPITAL EXPENDITURES			
Acquisitions	**$ 19,034**	13,667	13,804
Developments	**22,238**	35,600	30,735

(12) SUBSEQUENT EVENTS

Subsequent to December 31, 2003, EastGroup purchased Blue Heron Distribution Center II (100,000 square feet) and an adjoining 1.56 acres of land for future development in West Palm Beach, Florida for $6,100,000. Blue Heron II was built in 1988 and is adjacent to Blue Heron I (110,000 square feet), which the Company has owned since 1999.

Also, subsequent to December 31, 2003, the Company entered into a contract to purchase a 125,000 square foot building in Houston for approximately $4,200,000.

(13) RELATED PARTY TRANSACTIONS

EastGroup and Parkway Properties, Inc. share the services and expenses of the Company's Chairman of the Board and his administrative assistant.

GLOSSARY OF REIT TERMS

Listed below are definitions of commonly used real estate investment trust industry terms. For additional information on REITs, please see the National Association of Real Estate Investment Trusts (NAREIT) web site at www.nareit.com.

Real Estate Investment Trust (REIT): A company that owns and, in most cases, operates income-producing real estate such as apartments, shopping centers, offices, hotels and warehouses. Some REITs also engage in financing real estate. The shares of a REIT are freely traded, usually on a major stock exchange.

To qualify as a REIT, a company must distribute at least 90 percent of its taxable income to its shareholders annually. A company that qualifies as a REIT is permitted to deduct dividends paid to its shareholders from its corporate taxable income. As a result, most REITs remit at least 100 percent of their taxable income to their shareholders and therefore owe no corporate federal income tax. Taxes are paid by shareholders on the dividends received and on any capital gains. Most states honor this federal treatment and also do not require REITs to pay state income tax.

Industrial Properties: Generally consisting of four concrete walls tilted up on a slab of concrete with a roof that holds it all together. An internal office component is then added. Business uses include warehousing, distribution, light manufacturing and assembly, research and development, showroom, office, or a combination of some or all of the aforementioned.

Property Net Operating Income (PNOI): Income from real estate operations less property operating expenses (before interest expense and depreciation and amortization).

EBITDA: Earnings before interest, taxes, depreciation and amortization.

Funds From Operations (FFO): The most commonly accepted reporting measure of a REIT's operating performance. It is equal to a REIT's net income (loss) GAAP), excluding gains or losses from sales of depreciable property, adding back real estate depreciation and amortization, and adjusting for unconsolidated partnerships and joint ventures.

Total Return: A stock's dividend income plus capital appreciation over a specified period as a percentage of the stock price at the beginning of the period.

Straight-Lining: The process of averaging the tenant's rent payments over the life of the lease. Generally accepted accounting principles require real estate companies to "straight-line" rents.

Debt-to-Total Market Capitalization Ratio: A ratio calculated by dividing a company's debt by the total amount of a company's equity (at market value) and debt.

Percentage Leased: The percentage of total leasable square footage for which there is a signed lease, including month-to-month leases, as of the close of the reporting period. Space is considered leased upon execution of the lease.

Percentage Occupied: The percentage of total leasable square footage for which the lease term has commenced as of the close of the reporting period.

Same Store Properties: Operating properties owned during the entire current period and prior year reporting period. Development properties are excluded until stabilized for both the current and prior year reporting period.

Business Distribution Facility: A warehouse building with a ceiling clear height of 18 to 24 feet, a depth of 200 feet or less, and an office build-out of approximately 15 percent.

CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

Certification of Chief Executive Officer
EastGroup Properties, Inc.

I, David H. Hoster II, certify that:

1. I have reviewed this annual report on Form 10-K of EastGroup Properties, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 15, 2004

DAVID H. HOSTER II
Chief Executive Officer

Certification of Chief Financial Officer
EastGroup Properties, Inc.

I, N. Keith McKey, certify that:

1. I have reviewed this annual report on Form 10-K of EastGroup Properties, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 15, 2004

N. KEITH MCKEY
Chief Financial Officer

CERTIFICATIONS PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Certification of Chief Executive Officer
EastGroup Properties, Inc.

In connection with the Annual Report of EastGroup Properties, Inc. (the "Company") on Form 10-K for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David H. Hoster II, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DAVID H. HOSTER II
Chief Executive Officer
March 15, 2004

A signed original of this written statement required by Section 906 has been provided to EastGroup Properties, Inc. and will be retained by EastGroup Properties, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Certification of Chief Financial Officer
EastGroup Properties, Inc.

In connection with the Annual Report of EastGroup Properties, Inc. (the "Company") on Form 10-K for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, N. Keith McKey, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

N. KEITH MCKEY
Chief Financial Officer
March 15, 2004

A signed original of this written statement required by Section 906 has been provided to EastGroup Properties, Inc. and will be retained by EastGroup Properties, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

shareholders information

CORPORATE HEADQUARTERS

300 One Jackson Place
188 East Capitol Street
Jackson, MS 39201
601-354-3555
601-352-1441 fax
www.eastgroup.net

REGIONAL OFFICES

7003 Presidents Drive
Suite 800
Orlando, FL 32809
407-251-7075
407-854-7167 fax

2200 East Camelback Road
Suite 210
Phoenix, AZ 85016
602-840-8600
602-840-8602 fax

4220 World Houston Parkway
Suite 170
Houston, TX 77032
281-987-7200
281-987-7207 fax

REGISTRAR AND TRANSFER AGENT

Shareholders with questions concerning stock certificates, account information, dividend payments or stock transfers should contact EastGroup's transfer agent:

EquiServe Trust Company, N.A.
Post Office Box 43069
Providence, RI 02940-3069
800-446-2617 (U.S. and Canada)
781-575-2723 (Outside U.S. and Canada)
800-952-9245/781-575-2692 (Hearing Impaired/Outside U.S. and Canada)
www.equiserve.com

DIVIDEND REINVESTMENT PLAN

EastGroup Properties Dividend Reinvestment Plan is a simple and convenient way to buy shares of EastGroup Properties common stock by reinvesting dividends without a brokerage commission. If you hold common stock shares registered in your name, questions pertaining to the Plan should be directed to the Transfer Agent. If your common stock shares are not registered in your name but held in your brokerage account, contact your brokerage firm or other nominee for more information.

ANNUAL MEETING

The annual shareholders meeting of EastGroup Properties will be held at 9:00 a.m. (CDT) on Thursday, May 27, 2004, at the EastGroup offices in Jackson, Mississippi.

AUDITORS

KPMG LLP
1100 One Jackson Place
188 East Capitol Street
Jackson, MS 39201

www.eastgroup.net

LEGAL COUNSEL

Jaeckle Fleischmann & Mugel, LLP
Fleet Bank Building
Twelve Fountain Plaza
Buffalo, NY 14202

STOCK MARKET INFORMATION

EGP
LISTED
NYSE

New York Stock Exchange (NYSE)
Ticker Symbol: EGP

MEMBER

NAREIT

National Association of Real Estate Investment Trusts

A copy of the annual report filed with the Securities and Exchange Commission on Form 10-K is available without charge upon written request to the Company's Secretary, Post Office Box 22728, Jackson, MS 39225-2728.



(left to right)

Bruce Corkern, CPA
Senior Vice President
and Controller

Brent W. Wood
Senior Vice President

John F. Coleman
Senior Vice President

David H. Hoster II
President and
Chief Executive Officer

William D. Petsas
Senior Vice President

N. Keith McKey, CPA
Executive Vice President,
Chief Financial Officer,
Secretary and Treasurer

DIRECTORS

D. Pike Aloian, New York, NY; Director since 1999; Managing Director of Rothschild Realty, Inc. Alexander G. Anagnos, New York, NY; Director since 1994; Financial Advisor with W.R. Family Associates H.C. Bailey, Jr., Jackson, MS; Director since 1980; President and Chairman, H.C. Bailey Company (Real Estate Development and Investment) Hayden C. Eaves III, Pasadena, CA; Director since 2002; Managing Director of Investment Development Services, Inc.; Private Real Estate Investor Fredric H. Gould, New York, NY; Director since 1998; General Partner, Gould Investors LP David H. Hoster II, Jackson, MS; President and Director since 1993; Chief Executive Officer since 1997 David M. Osnos, Washington, D.C.; Director since 1993; Of Counsel of the law firm of Arent, Fox, Kintner, Plotkin & Kahn Leland R. Speed, Jackson, MS; Director since 1978; Chief Executive Officer from 1983 to 1997, Chairman of the Board since 1983; Chairman of the Board, Parkway Properties, Inc., Executive Director of Mississippi Development Authority since 2004

(left to right)

Cory C. Collins
Vice President

Bill Gray, CPA
Vice President

Chris Segrest
Vice President

Mary L. McNair, CPA
Vice President and
Assistant Controller

Anthony A. Rufrano
Vice President

Jann W. Puckett
Vice President





EastGroup Properties, Post Office Box 22728, Jackson, MS 39225-2728, www.eastgroup.net